

ANTHROPOLOGIE
BANANA REPUBLIC
bebe
BETSEY JOHNSON
Brooks Brothers
GAP
lanebryant
NINE WEST

BOUCHERON
BURBERRY
JIMMY CHOO
LANVIN PARIS
MONT BLANC
NICKEL
Paul Smith
S.T. Dupont PARIS
Van Cleef & Arpels

interparfums, inc.

ANNUAL REPORT two thousand ten 2010

Received SEC
JUN 17 2011
Washington, DC 20549

TABLE OF CONTENTS

Financial Highlights 02
Letter to Shareholders 04
The Company 08
The Products 16
The Organization 48

financial Highlights





NET SALES

(In millions)



NET INCOME ATTRIBUTABLE TO INTER PARFUMS, INC

(In millions)



INTER PARFUMS, INC STOCKHOLDERS' EQUITY

(In millions)

SELECTED FINANCIAL DATA

The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

(In thousands, except per share data)

	2010	2009	2008	2007	2006
INCOME STATEMENT DATA:					
Net Sales	$460,411	$409,464	$446,124	$389,560	$321,054
Cost of Sales	186,401	175,296	191,915	160,137	143,855
Selling, General and Administrative	217,574	187,690	202,264	181,224	141,074
Operating Income	56,436	44,801	51,009	47,331	36,125
Income Before Taxes	53,840	46,348	46,434	47,276	37,135
Net Income Attributable to the Noncontrolling Interest	9,082	7,791	6,357	6,784	6,192
Net Income Attributable to Inter Parfums, Inc.	26,593	22,367	23,765	23,817	17,742
Net Income Attributable to Inter Parfums, Inc. Common Shareholders' per Share:					
Basic	0.88	0.74	0.78	0.78	0.58
Diluted	0.87	0.74	0.77	0.76	0.58
Average Common Shares Outstanding:					
Basic	30,361	30,100	30,621	30,666	30,486
Diluted	30,482	30,121	30,778	31,004	30,853
Depreciation and Amortization	9,188	10,963	9,925	8,031	5,347
BALANCE SHEET AND OTHER DATA:					
Cash and Cash Equivalents	37,548	100,467	42,404	90,034	71,047
Working Capital	183,594	197,663	174,126	178,560	138,547
Total Assets	438,105	419,088	425,137	446,052	333,045
Short-Term Bank Debt	5,250	5,021	13,981	7,217	6,033
Long-Term Debt (including current portion)	16,129	29,594	41,043	59,733	10,769
Inter Parfums, Inc. Stockholders' Equity	234,976	226,746	204,201	192,660	155,272
Dividends Declared per Share	0.26	0.133	0.133	0.133	0.107

2010 *letter to our* Shareholders

DEAR FELLOW SHAREHOLDERS,

2010 was the best year in the history of Inter Parfums. It was also a year where we sowed the seeds of significant growth potential by adding new names to our prestige and specialty retail brand portfolio, and by taking greater control over the distribution of our products. After we review the financial results and events of 2010, we will fill you in on plans and expectations for a very productive and successful 2011.

FINANCIAL OVERVIEW - 2010 COMPARED TO 2009

- Net sales rose 12.4% to $460.4 million from $409.5 million; at comparable foreign currency exchange rates, net sales for 2010 rose 18%;
- Sales by European-based operations were $404.9 million, up 12% from $361.7 million;
- U.S.-based operations generated net sales of $55.5 million, up 16% from $47.8 million;
- Gross margin was 59.5%, up from 57.2%;
- S, G & A expense as a percentage of sales was 47% compared to 46%;
- Operating margin was 12.3% compared to 10.9%; and,
- Net income attributable to Inter Parfums, Inc. common shareholders rose 19% to $26.6 million from $22.4 million and diluted earnings per share were $0.87 compared to $0.74.

The economic rebound coupled with several major new product launches produced meaningful sales growth across all major prestige brands and in practically all geographic regions in 2010. For our U.S.-based operations, 2010 sales growth was likewise spurred by the economic recovery as well as new product launches and expanded international distribution of the specialty retail brands for which we develop, produce and sell product. The gross margin improvement was primarily due to product mix within our European-based brand assortment, as sales of higher margin, larger sized products increased, while lower margin promotional sales, including gift with purchase items, decreased.



Jean Madar
Philippe Benacin

We closed 2010 with:

- Cash, cash equivalents and short-term investments of $87 million;
- Working capital was $184 million;
- Net cash from operating activities aggregating $37.8 million; working capital items used less than $6.0 million in cash from operating activities as increases in inventories and accounts receivable were offset by increases in accounts payable and accrued expenses; and,
- Long-term debt aggregating $5 million, down from $18 million at 2009 year-end.

In March 2011, our Board of Directors approved a 23% increase in our quarterly cash dividend to $0.08 per share, which brings the annual cash dividend to $0.32 per share. The decision to once again increase our dividend underscores the Board's confidence in our Company's outlook and the continued strength of our financial position.

BUSINESS OVERVIEW

Our European-based operations brought new fragrances to market throughout 2010. For the largest brand in our portfolio, we rolled out Burberry *Sport*, for both men and women. We also launched Burberry *Beauty*, a cosmetics collection with approximately 100 skus in about 30 doors worldwide. For Lanvin, our second largest brand, a women's scent, *Marry Me!* debuted. Under the Van Cleef & Arpels brand, we launched *Oriens* for women and *Midnight in Paris* for men. The Paul Smith brand added *Sunshine* for men and women. For S.T. Dupont, *Miss Dupont* along with *Intense* and *Essence Pure Ice* both for men and women were unveiled.

Enlarging our prestige brand portfolio has been a stated goal of Inter Parfums and in 2010, two new well-established names were added: Montblanc, signed in January 2010 and effective July 1, 2010, and Boucheron, signed in December, effective January 2011. In both cases, we took over existing fragrance businesses. The 100-year old Montblanc brand is best known for its sophisticated, high quality writing instruments. Building upon its reputation for quality design, tradition and master craftsmanship, the Montblanc brand has expanded into luxury leather goods and belts, jewelry, eyewear and watches. Our exclusive worldwide license runs for 10.5 years. In addition to taking over existing Montblanc fragrances, we launched our first new fragrance for the brand, *Legend*, a scent for men, in the spring of 2011. Boucheron has been a prestige brand for over 150 years with a reputation for trendsetting luxury jewelry and timepieces. This license runs for 15 years. The transfer of the brand's inventory was completed in the first quarter of 2011 and product shipments have commenced.

We also added two important names to our U.S.-based specialty retail operations in 2010, Betsey Johnson and Nine West and one more in early 2011, Lane Bryant. The Betsey Johnson agreement, which runs through December 31, 2015, covers fragrance, color cosmetics and other personal care products for sales at Betsey Johnson stores globally and on its e-commerce site. Like many of our specialty retail agreements, this one contains a licensing component,

enabling us to sell these products to specialty and department stores as well as other retail outlets worldwide. Betsey Johnson's look is forever feminine, sometimes whimsical and always recognizable. In 2010, we updated an existing Betsey Johnson fragrance and in 2011, an entirely new scent is scheduled for launch.

In July, we entered into an agreement, which includes direct sales and a licensing component, for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand, a unit of Jones Apparel. Nine West is best known for fashion footwear, handbags and other accessories which are sold in 59 countries. The initial Nine West signature fragrance, which debuts in the fall of 2011, will be marketed and sold globally in better department stores, specialty retailers and Nine West retail stores.

Finally, in March 2011, we entered into an exclusive agreement with Lane Bryant Purchasing Corp., a unit of Charming Shoppes, Inc., under which we are designing and manufacturing personal care products for the more than 850 Lane Bryant stores in the U.S. The initial collection of performance-based bath, body and specialty products bears the Lane Bryant *Cacique**body*** label, and will be launched at 150 Lane Bryant stores and on its e-commerce website in late spring 2011 with storewide rollout anticipated in early 2012. A fine fragrance is contemplated for holiday 2011. Lane Bryant, the more than 100 year old American brand, is the most recognized name in specialty plus-size clothing.

We also expanded the product mix for our core specialty retail operations. The Gap fragrance collection was enlarged with *Stay* and *Core*, new scents for women and men, respectively. Other new launches include bebe *Sheer*, *Brooks Brothers Madison* and the *Red*, *White* and *Blue* collection under the brand's Black Fleece label. In addition to fragrance for all our specialty retail partners, we regularly develop, produce and sell brand appropriate ancillary products such as scented candles and color cosmetics. In addition to domestic distribution in namesake and in some cases unrelated U.S. department and specialty stores, we have also sold these all-American brands into international markets with great success.

While exclusivity is desirable, it is not always an option. That was the case for two programs we created for the more than 150 Anthropologie stores, a unit of Urban Outfitters. Anthropologie carries products by many designers and manufacturers. Thus far, we've developed and produced two collections: *Happ & Stahns*, which is very retro and *By the Creators of Le Labo*, a collection of five historically inspired scents, created in collaboration with the founders of the Le Labo and the fragrance house, Firmenich.

THE 2011 LINE-UP, GROWTH INITIATIVES AND OUTLOOK

In regard to European-based operations, we started the year on a very strong note with the launch of the Jimmy Choo signature scent. In October 2009, we entered into a 12-year license with Jimmy Choo, one of the world's most prominent lifestyle accessory luxury brands. While initial distribution of the Jimmy Choo fragrance has been selective, it has been a hit at Selfridges and Harrods in the U.K. and Saks here in the U.S. as well as at Jimmy Choo stores. Later this year, Sephora will be an exclusive partner for the Jimmy Choo launch in France, Luxembourg, Monaco, Italy, Portugal, Turkey, Romania, Croatia, Serbia, Slovenia, Bulgaria, Poland and the Czech Republic.

Early in the year, the Burberry brand added Burberry *Sport Ice* as a flanker to the *Sport* collection which launched in 2010, and coming to market toward year end 2011 is an entirely new Burberry scent for women. Finally, the Burberry *Beauty* Collection is growing and so is its distribution with plans to reach a total of 60 doors before the year comes to a close.

Also in the 2011 pipeline are a summer scent for Lanvin, a Paul Smith collection for men and women, and a *First* flanker for Van Cleef & Arpels.

One of our most important initiatives took place on January 1, 2011 when our subsidiary, InterParfums Luxury Brands, assumed U.S. distribution and related responsibilities for most of our prestige brands. We also entered into a four year agreement with Clarins Fragrance Group US, to provide logistical and administrative support while our two organizations are sharing and managing an expanded sales force. As a result, prestige product sales in the U.S. will be booked as wholesale rather than as ex-factory sales, which should result in a higher gross margin on those sales. However, we will also have higher selling and administrative expenses associated with ownership of the U.S. distribution business. Initially, we do not expect much in the way of accretion, but control over the distribution was our primary objective. The time was right to manage our space and drive our business independently.

Moving on to U.S.-based operations, as noted earlier, we have our first fragrance collections for Betsey Johnson and Nine West in the new product pipeline. *Wildbloom* by Banana Republic launched in the first quarter of 2011 and for the Gap, we have a new scent for men and one for women, plus a scent developed especially for Gap Outlet stores. The bebe fragrance portfolio is adding a third member in the first half of the year. We've only highlighted fragrance here but the list includes lip care and color products, candles, nail products, brand extensions for existing products, as well as special holiday sets.

Our pursuit of additional licensing and specialty retail opportunities continues. We are looking for great brands with significant upside potential. Our search includes brand which have been underserved by their current licensee as well as "fragrance orphans". If you have read this far into this letter, you will recognize that we cast a wide net. This open-minded approach has enabled us to forge partnerships with the most exclusive luxury brands, trendy and popular priced names – and just about everything in between. We are ready for new opportunities – with financial strength and flexibility, talent on both sides of the Atlantic, infrastructure and distribution in place, and reflexes to move quickly. While there can be no certainty that any deals will be consummated, we hope to add additional prestige and specialty retail brands this year.

The new brands that were added in 2010 and early 2011 have expanded the foundation upon which we expect to continue to grow our prestige and specialty retail businesses. We expect 2011 to be another record year.

We were proud to have been recognized by Forbes magazine as one of "America's 100 Best Small Companies" which appeared in the November 8, 2010 issue. We are even prouder of the 270 members of Inter Parfums team. This committed, talented and productive group has been instrumental in our on-going success, growth and accomplishments.



***Burberry** Beauty (2010)*

Sincerely yours,

Jean Madar
Chairman of the Board &
Chief Executive Officer

Philippe Benacin
Vice Chairman of the Board
& President

the Company



***Banana Republic** Wildbloom (2011)*

WE ARE INTER PARFUMS, INC. WE OPERATE IN THE FRAGRANCE BUSINESS, AND MANUFACTURE, MARKET AND DISTRIBUTE A WIDE ARRAY OF FRAGRANCES AND FRAGRANCE RELATED PRODUCTS. ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE IN MAY 1985 AS JEAN PHILIPPE FRAGRANCES, INC., WE CHANGED OUR NAME TO INTER PARFUMS, INC. IN JULY 1999. WE HAVE ALSO RETAINED OUR BRAND NAME, JEAN PHILIPPE FRAGRANCES, FOR SOME OF OUR MASS MARKET PRODUCTS

Our worldwide headquarters and the office of our three (3) wholly-owned United States subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640.

Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., and its majority-owned subsidiary, Inter Parfums, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000. Inter Parfums S.A. is also the majority owner of three (3) distribution subsidiaries, Inter Parfums Limited, Inter Parfums Gmbh and Inter Parfums srl, covering territories in The United Kingdom, Germany and Italy, respectively, and is the sole owner of a distribution subsidiary, Inter España Parfums et Cosmetiques, SL, covering the territory of Spain. Inter Parfums (Suisse) S.A., a company formed to hold and manage certain brand names, Interparfums Singapore Pte., Ltd., an Asian sales and marketing office, and Interparfums Luxury Brands, Inc., a Delaware corporation, for distribution of prestige brands in the United States are also wholly-owned subsidiaries of Inter Parfums, S.A.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR". The common shares of our subsidiary, Inter Parfums S.A., are traded on the Euronext Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we have electronically filed them with or furnished them to the SEC.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 74% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 26% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 1% of consolidated net sales.

Our business is not capital intensive, and it is important to note that we do not own any manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished goods for us and ship them back to our distribution center.

As with any business, many aspects of our operations are subject to influences outside our control. We discuss in greater detail risk factors relating to our business in Item 1A of this Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and the reports that we file from time to time with the Securities and Exchange Commission.

EUROPEAN OPERATIONS

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 88% of net sales for 2010. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Van Cleef & Arpels, Jimmy Choo, Montblanc, Paul Smith, S.T. Dupont, Nickel and Boucheron, whose products are distributed in over 120 countries around the world. Shipments to our distribution subsidiaries are not recognized as sales until that merchandise is sold by our distribution subsidiary to its customers.

Burberry is our most significant license, as sales of Burberry products represented 53%, 57% and 56% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, we own the Lanvin brand name for our class of business and sales of Lanvin product represented 15%, 14% and 13% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are best known, we have had many successful launches. We typically launch new fragrance families for our brands every year or two, with some frequent "seasonal" fragrances introduced as well.

The creation and marketing of each product family is intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.



La Rose
LANVIN
PARIS

***Lanvin** Jeanne Lanvin La Rose (2010)*

UNITED STATES OPERATIONS

Our specialty retail and mass market fragrance and fragrance related products are marketed through our United States operations and represented 12%, of sales for the year ended December 31, 2010. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, Brooks Brothers, bebe, New York & Company, Betsey Johnson, Nine West and Jordache brands.

BUSINESS STRATEGY

FOCUS ON PRESTIGE BEAUTY BRANDS

Prestige beauty brands are expected to contribute significantly to our growth as it represents 88% of total business in 2010. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, we have had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because our Company's size enables us to work more closely with them in the product development process as well as our successful track record.





***Paul Smith** Man 2 (2010)*

GROW PORTFOLIO BRANDS THROUGH NEW PRODUCT DEVELOPMENT AND MARKETING

We grow through the creation of fragrance family extensions within the existing brands in our portfolio. Every year or two we create a new family of fragrances for each brand in our portfolio. We frequently introduce "seasonal" fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product families in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity and a highly professional approach to international distribution channels.

CONTINUE TO ADD NEW BRANDS TO OUR PORTFOLIO THROUGH NEW LICENSES OR ACQUISITIONS

Prestige brands are the core of our business and we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product families and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

EXPAND EXISTING PORTFOLIO INTO NEW CATEGORIES

We intend to continue to broaden our product offering beyond the fragrance category and offer other fragrance related products and personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand.



***Van Cleef & Arpels** Midnight in Paris for Men (2011)*

In July 2010, Burberry Beauty, the nearly 100 SKU color cosmetic collection, began its rollout to approximately 30 major retail locations globally, including Harrods in London and five Nordstrom locations in the U.S., Holt Renfrew in Canada, Galeries Lafayette in France and Lane Crawford in Hong Kong. The launch of this cosmetics line required a significant investment in the first year to develop the product, build cosmetic counters, hire and train personnel. We believe the Burberry Beauty line is an important step to reach new customers and increase brand exposure worldwide. Preliminary plans call for additional products to be rolled out throughout 2011 and distribution is expected to be expanded by approximately 30 additional retail outlets. We are currently reviewing the results of the 2010 launch as well as the anticipated financial commitment which may be necessary in order to determine the appropriate level of distribution for Burberry Beauty in the years to come.

CONTINUE TO BUILD GLOBAL DISTRIBUTION FOOTPRINT

Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model and have formed and are operating joint ventures or distribution subsidiaries in the major markets of the United States, United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances.

Beginning January 1, 2011, Interparfums Luxury Brands, a recently formed United States company and subsidiary of our French subsidiary Inter Parfums SA, began distribution of Burberry (fragrances and cosmetics), Lanvin, Montblanc and Jimmy Choo brands in the United States. In addition, under the terms of a recently signed four-year agreement, Interparfums Luxury Brands and Clarins Fragrance Group US (a Division of Clarins Group in the U.S. responsible for the Thierry Mugler, Azzaro, Porsche Design, David Yurman and Swarovski brands) will share and manage an expanded sales force. Logistical and

administrative support will be provided by Clarins Group USA from its Park Avenue offices in New York and its warehouse in Orangeburg, New York. We believe this alliance offers us a unique opportunity to develop a highly efficient organization and create synergies with potential for accelerated growth in the U.S. market. In addition, during 2010 we acquired the remaining interest in our distribution subsidiary for Spain and now own 100% and increased our ownership of our distribution subsidiary in Italy to 71%.

Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies on terms favorable to us, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is one of the keys to future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.



***Banana Republic** Wildbloom (2011)*

BUILD SPECIALTY RETAIL BUSINESS.

We believe the beauty industry has experienced a significant growth in specialty retail, and we now have agreements in place for the following brands, Gap and Banana Republic, New York & Company, Brooks Brothers, bebe, Nine West and Betsey Johnson. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. We also recently commenced product development to supply fragrances for Anthropologie stores, catalog and its internet business on an as needed and when ordered basis. Gap, Banana Republic, New York & Company, Retail Brand Alliance (for Brooks Brothers), bebe Stores, Inc., Anthropologie, Nine West and Betsey Johnson are innovative specialty retailers which offer a variety of lifestyle merchandise to highly defined customer niches, and are each responsible for marketing and selling the fragrance and fragrance related products we produce for their respective stores.

In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements on terms favorable to us, or if we do, that any such arrangements will be successful.

RECENT DEVELOPMENTS

BURBERRY

In December 2010, Inter Parfums, S.A., and Burberry Limited entered into an amendment to the license agreement dated October 12, 2004. Such amendment extends the term of the license for one (1) year until December 31, 2017, and also extends for one (1) year the time to exercise the five-year optional term of the license that requires the mutual consent of Burberry and Inter Parfums, S.A., which must be exercised, if at all, prior to December 31, 2015. If the optional term is exercised, then the license would expire on December 31, 2022. The amendment also extends the time for Burberry to exercise its right to buy back the license for one (1) year from December 31, 2011 to December 31, 2012.

Burberry has not exercised any buy back options to date. As previously disclosed, if Burberry were to buy back the license, then the purchase price will be the greater of the then fair market value of the unexpired term of the license or 70% of 2010 net wholesale sales of Burberry products.



***Boucheron** Women (1988)*

BOUCHERON

In December 2010, Inter Parfums, S.A., and Boucheron Parfums SAS, entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Boucheron brand and related trademarks effective on January 1, 2011. The term of the license expires on December 31, 2025, but will be automatically renewed for a five (5) year term expiring on December 31, 2030 if certain sales targets are met in 2024. Our rights under such license agreement are subject to certain minimum advertising expenditures and royalty payments as are customary in our industry.

Inter Parfums S.A. has paid €15 million to Boucheron Parfums SAS as an upfront entry fee. After a short transition period ending March 31, 2011 to terminate existing distribution arrangements of the former licensee, Inter Parfums, S.A. has agreed to purchase the remaining inventory for approximately €1.7 million.

NINE WEST

In July 2010, we entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement, which runs through December 31, 2016, contains a provision for further renewal if certain conditions are met. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. Plans call for our first Nine West fragrance launch in 2011.

BETSEY JOHNSON

In July 2010, we entered into an exclusive worldwide agreement with Betsey Johnson LLC of New York, NY, under which we will design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement, which runs through December 31, 2015 with a five year optional term if certain conditions are met, encompasses both direct sales to global Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. While we introduced a new twist on a vintage Betsey Johnson fragrance in August 2010, plans call for our first new Betsey Johnson product launch in 2011.

U.S. DISTRIBUTION OF PRESTIGE PRODUCTS

Beginning January 1, 2011, Interparfums Luxury Brands, a recently formed United States company and subsidiary of our French subsidiary Inter Parfums SA, began distribution of Burberry (fragrances and cosmetics), Lanvin, Montblanc and Jimmy Choo brands in the United States. In addition, under the terms of a recently signed four-year agreement, Interparfums Luxury Brands and Clarins Fragrance Group US (a Division of Clarins Group in the U.S. responsible for the Thierry Mugler, Azzaro, Porsche Design, David Yurman and Swarovski brands) will share and manage an expanded sales force. Logistical and administrative support will be provided by Clarins Group USA from its Park Avenue offices in New York and its warehouse in Orangeburg, New York. We believe this alliance offers us a unique opportunity to develop a highly efficient organization and create synergies with potential for accelerated growth in the U.S. market.

PRODUCTION AND SUPPLY

THE STAGES OF THE DEVELOPMENT AND PRODUCTION PROCESS FOR ALL FRAGRANCES ARE AS FOLLOWS:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and olfactory trends, target clientele and market communication approach);
- Concept choice;
- Produce mock-ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

SUPPLIERS WHO ASSIST US WITH PRODUCT DEVELOPMENT INCLUDE:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Givaudan, Takasago) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige products, approximately 80% of component and production needs are purchased from approximately 50 suppliers out of a total of over 160 active suppliers. The suppliers' accounts for our European operations are primarily settled in euro and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars. The components for our specialty retail products are sourced and our specialty retail products are primarily produced and filled in the United States, and our mass market products are manufactured, produced or filled in the United States or China.

MARKETING AND DISTRIBUTION

PRESTIGE PRODUCTS

Our prestige products are distributed in over 120 countries around the world through a selective distribution network. For the majority of our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors on an exclusive basis for one or more of our name brands. We also distribute our prestige products through a variety of duty free operators, such as airports and airlines and select vacation destinations.

As our business is a global business, we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we have modified our distribution model, and during the first half of 2007 we formed and presently operate through our distribution subsidiaries in the major markets of the United Kingdom, Italy, Spain and Germany for distribution of prestige fragrances. In addition, during 2010 we formed Interparfums Luxury Brands, Inc., a Delaware corporation and subsidiary of our French subsidiary Inter Parfums SA, for distribution of prestige brands in the United States. It has also entered into an agreement with Clarins Fragrance Group US (a Division of Clarins Group) effective January 1, 2011. Shipments to these subsidiaries are not recognized as sales until that merchandise is sold by our distribution subsidiary to its customers.

Further, we may enter into future joint ventures arrangements or acquire distribution companies within other key markets to distribute certain of our licensed prestige brands. However, we cannot assure you that we will be able to enter into any future joint venture arrangements or acquire distribution companies on terms favorable to us, or if we do, that any such transaction will be successful. We believe that in certain markets vertical integration of our distribution network is one of the keys to future growth of our company, and ownership of such distribution should enable us to better serve our customers' needs in local markets and adapt more quickly as situations may determine.

Our third party distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network together with our own distribution subsidiaries provides us with a significant presence in over 120 countries around the world. Sales to our former U.S. distributor represented 8%, 11% and 12% of consolidated net sales in 2010, 2009 and 2008, respectively.

Approximately 35% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of hedging foreign currencies to minimize the risk arising from operations.

The business of our European operations has become increasingly seasonal due to the timing of shipments by our majority-owned distribution subsidiaries to their customers, which are weighted to the second half of the year.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as

- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 90% of prestige product sales in France are made to approximately 15 customers out of a total of over 1,200 active accounts.

SPECIALTY RETAIL AND MASS MARKET PRODUCTS

We do not presently market and distribute Gap, Banana Republic, New York & Company or Brooks Brothers specialty retail products to third parties in the United States. Marketing and distribution for such brands are the responsibility of the brand owners which market and sell the products we produce in their own retail locations. However, with respect to our agreements with bebe Stores, Inc., Nine West and Betsey Johnson, we distribute or plan to distribute product to their stores as well as to other retail outlets and department stores within the United States.

With respect to Gap, Banana Republic, Brooks Brothers, bebe brands, Nine West and Betsey Johnson, we distribute or plan to distribute product to specialty retailers and department stores outside the United States including duty free and other travel-related retailers. We utilize our in house sales team to reach our distributors and customers outside the United States.

In addition, the business of our United States operations has become increasingly seasonal as shipments to our specialty retail customers are weighted toward the second half of the year.

Mass merchandisers are the target customers for our mass market products. In addition, our mass market products are sold to wholesale distributors, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets. These products are sold through a highly efficient and dedicated in-house sales team and reach approximately 10,000 retail outlets throughout the United States and abroad.

Our 140,000 square foot distribution center in New Jersey has provided us with the opportunity and resources to meet our customers' requirements.

***Brooks Brothers** Madison (2010)*



the Products

WE PRODUCE AND DISTRIBUTE OUR PRESTIGE FRAGRANCE PRODUCTS PRIMARILY UNDER LICENSE AGREEMENTS WITH BRAND OWNERS. UNDER LICENSE AGREEMENTS, WE OBTAIN THE RIGHT TO USE THE BRAND NAME, CREATE NEW FRAGRANCES AND PACKAGING, DETERMINE POSITIONING AND DISTRIBUTION, AND MARKET AND SELL THE LICENSED PRODUCTS, IN EXCHANGE FOR THE PAYMENT OF ROYALTIES. OUR RIGHTS UNDER LICENSE AGREEMENTS ARE ALSO GENERALLY SUBJECT TO CERTAIN MINIMUM SALES REQUIREMENTS AND ADVERTISING EXPENDITURES.

We have built a portfolio of prestige brands, which include Burberry, Lanvin, Van Cleef & Arpels, Jimmy Choo, Montblanc, Paul Smith, S.T. Dupont, Nickel and Boucheron. We are the owner of the Lanvin and Nickel brand names and trademarks and we have exclusive world-wide licenses which run through the following dates:

Brand Name	Licensed Expiration Date
Burberry	December 31, 2017 unless the buyback option is exercised
Van Cleef & Arpels	December 31, 2018, plus a 5-year optional term if certain sales targets are met
Jimmy Choo	December 31, 2021
Montblanc	December 31, 2020
Paul Smith	December 31, 2017
S.T. Dupont	June 30, 2011
Boucheron	December 31, 2025, plus a 5-year optional term if certain sales targets are met

For competitive reasons we do not disclose certain commercial or financial terms in these agreements, such as specific percentage royalty rates or percentage of net sales for minimum advertising requirements, as well as the specific dollar amount of royalties, minimum advertising expenses and minimum sales requirements. With respect to each item that relates to financial information, the aggregate amounts of such items are taken into account in connection with the preparation of our consolidated financial statements. Further, we believe that all commercial and financial information omitted is commercially reasonable and as such the specific percentages or dollar amounts are not material. Based upon the foregoing, we have filed confidential treatment applications for the agreements that we have filed as material contracts, which have been routinely granted.

prestige Fragrances

BURBERRY

BURBERRY Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including *Burberry, Burberry Week End, Burberry Touch, Burberry Brit, Burberry London, Burberry The Beat* and most recently, *Burberry Sport*. Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer for each of the families.

In March 2008 we commenced the successful worldwide launch of the women's fragrance, *Burberry The Beat*, by capitalizing on the commercial and editorial success of Burberry's high-end fashion collections and continuing to create a strong link to the Burberry fashion brand. *Burberry The Beat* was a concept that was clearly distinct from other Burberry fragrance lines. We targeted a younger segment with a mix of British tradition and an avant-garde positioning with the purpose of expanding our customer base by targeting an edgier consumer. Further, music was a major source of inspiration for the concept of this new women's fragrance.

Our 2009 new product launch schedule included the men's version of *Burberry The Beat*, which was initially previewed exclusively at Bloomingdale's, and was rolled out globally throughout 2009.

During the first quarter of 2010 we launched the most recent Burberry fragrance family for men and women, *Burberry Sport*, and the rollout continued for the balance of the year. For 2010, Burberry fragrances had another year of growth driven by solid performances of top-selling lines (*Burberry Brit* and *Burberry London*), the launch of *Burberry Sport* and *Burberry Beauty* (a color cosmetics collection), in addition to significant gains by its well-established lines (*Burberry, Burberry Weekend* and *Burberry Touch*). To further strengthen the Burberry brand's potential for sustained growth in the years ahead, a major new women's line will be launched in 2011.



Burberry *Sport Ice Men and Women Limited Edition (2011)*



Burberry *Sport Women, Burberry Sport Men (2010)*

LANVIN



LANVIN In July 2007 we acquired the worldwide rights to the Lanvin brand names and international trademarks listed in Class 3 that we had previously licensed in June 2004. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines *Arpège* (created in 1927), *Lanvin L'Homme* (1997) and *Eclat d'Arpège* (2002). Our first Lanvin fragrance, *Arpège pour Homme*, debuted in late 2005. *Arpège* by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized.

In 2006, we launched *Rumeur*, our first new Lanvin fragrance for women. In 2008, we previewed a new Lanvin fragrance family, *Jeanne Lanvin*, in Paris, and began its global rollout during the Fall of 2008.

***Lanvin** Eclat D'Arpège Limited Edition (2010)*



Lanvin *Jeanne Lanvin La Rose (2010)*

In the Summer of 2009 we launched *Lanvin L'Homme Sport*, with tennis sensation, Rafael Nadal, the Wimbledon, French Open, Australian open and U.S. Open and 2008 Olympic gold medal winner, as our model and spokesperson. In the second half of 2010, we launched our newest fragrance, *Marry Me!* by Lanvin.



Lanvin *Marry Me! (2010)*

Van Cleef & Arpels



Van Cleef & Arpels Feerie (2009)

VAN CLEEF & ARPELS In September 2006, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Van Cleef & Arpels brand and related trademarks. We believe this agreement with Van Cleef & Arpels, the prestigious and legendary world-



Van Cleef & Arpels Un Air du First (2010)



Van Cleef & Arpels *Midnight In Paris (2010)*

renowned jewelry designer, will provide growth potential by exposing us to further opportunities for expansion of our fragrance business in the high luxury segment.

In 1976, Van Cleef & Arpels was a pioneer among jewelers with its launch of the fragrance, *First*, which exemplified the tradition of boldness of the jewelry house. We have built upon this sales base by promoting the two strongest families, *First* and *Tsar*, and then creating our initial product line, *Féerie*, which we launched in 2008. We believe this women's fragrance is one of the highest retail price cologne in the market, as the 100ml. size fragrance has a suggested retail price of approximately $150.

A high end limited edition fragrance for Van Cleef & Arpels, *Collection Extraordinaire*, was launched in late 2009. For Van Cleef & Arpels in 2010, we created a new women's fragrance, *Oriens*, and also introduced *Midnight in Paris*, our first men's fragrance for Van Cleef & Arpels.



Van Cleef & Arpels *Collection Extraordinaire (2009)*

JIMMY CHOO

JIMMY CHOO In October 2009 we entered into an exclusive, worldwide license agreement that commenced on January 1, 2010 and expires on December 31, 2021, for the creation, development and distribution of fragrances under the Jimmy Choo brand.

Tamara Mellon founded this luxury goods company in 1996. With a heritage in luxury footwear, Jimmy Choo today encompasses a complete luxury lifestyle accessory brand with women's shoes, handbags, small leather goods, sunglasses and eyewear. Its products are available in the growing network of Jimmy Choo freestanding stores as well as in the most prestigious department, specialty and duty free stores worldwide. From its original base in the United Kingdom and United States, the Jimmy Choo store network now encompasses over 100 locations in 32 countries.

The brand is the recipient of the 2008 "Designer Brand of the Year" award from the British Fashion Council, the 2008 ACE award for "Brand of the Year" from the Accessory Council, the 2008 "Brand of the Year" award from Footwear News, and the 2009 "Partner in Excellence" Award from Nordstrom.

We believe that this relationship with Jimmy Choo offers a perfect fit with our strategy of expanding our brand portfolio to include new universes and represents an important milestone in our development. This brand possesses the quintessential qualities to ensure the ambitious development of fragrance lines that will be supported by significant advertising commitments over the coming years.

In January 2011, our first fragrance under the Jimmy Choo brand was launched in select distribution for the United Kingdom and the United States, and we anticipate this signature scent will roll out globally in the Spring of 2011.


JIMMY CHOO
PARFUMS

Paul Smith



***Paul Smith** Rose Summer (2010)*

PAUL SMITH We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. In July 2008 we extended this license for the Paul Smith brand for an additional seven years through December 31, 2017 on comparable terms and conditions.

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: *Paul Smith, Paul Smith Extrême*, the men's fragrance *Paul Smith Story*, and *Paul Smith Rose*. In September 2009 we launched *Paul Smith Man*.

During the second half of the 2010 we unveiled a new men's fragrance for Paul Smith, *Paul Smith Man 2*. In the Spring of 2011, we will debut yet another Paul Smith fragrance family.











Paul Smith *Sunshine Edition Men and Women (2011)*


PARFUMS
S.T. Dupont
PARIS
Miss Dupont
The new fragrance for her

S.T. Dupont
PARIS

S.T. DUPONT In June 1997 we signed an exclusive license agreement with S.T. Dupont which we extended in 2006 until June 30, 2011, for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Fragrances include: *S.T. Dupont Paris, S.T. Dupont Essence Pure, L'Eau de S.T. Dupont, S.T. Dupont Noir* (launched in 2006), which was popular in Eastern Europe and the Middle East. During 2007 *S.T. Dupont Blanc*, a women's fragrance was introduced, and in 2008, we launched *S.T. Dupont Passenger.* During 2009, we brought *S.T. Dupont Rose* to market along with *S.T. Dupont Intense*, and in 2010 we released a new women's fragrance line *S.T. Dupont Miss Dupont.*



***S.T. Dupont** Essence Pure Ice Men and Women (2010)*

BOUCHERON



***Boucheron** Miss Boucheron (2007)*

BOUCHERON: In December 2010, we entered into an exclusive, worldwide license agreement for the creation, development and distribution of fragrance and related bath and body products under the Boucheron brand and related trademarks effective on January 1, 2011. The term of the license expires on December 31, 2025, but will be automatically renewed for a five (5) year term expiring on December 31, 2030 if certain sales targets are met in 2024.

Pursuant to the license agreement, we will work closely with Boucheron to capitalize on the brand's ultra-luxury positioning in high-end jewelry, and to build on the Boucheron's unique position in the jewelry world. Boucheron has been a prestige brand for over 150 years with a reputation for trendsetting luxury jewelry. Boucheron is a well-known brand that will contribute to our continuing strategy for developing the ultra-luxury sector.



Boucheron *Boucheron Men (1989)*

Boucheron is the French jeweler "par excellence". Founded by Frederic Boucheron in 1858, the House has produced some of the world's most beautiful and precious creations. Today Boucheron creates jewelry and timepieces and, under license from global brand leaders, fragrances and sunglasses. Currently Boucheron operates through over 40 boutiques worldwide as well as its new e-commerce site.

The transfer of existing inventory from the former licensee was completed early in 2011 and the development of a new fragrance is underway for an anticipated 2012 launch. Plans call for Interparfums Luxury Brands, a recently formed United States subsidiary of Inter Parfums SA, to handle distribution of the brand in the U.S.



Boucheron *Place Vendome*


MONT
BLANC
LEGEND
THE NEW FRAGRANCE

MONT BLANC

MONTBLANC: In January 2010 we entered into an exclusive, worldwide license agreement commencing on July 1, 2010 and expiring on December 31, 2020, for the creation, development and distribution of fragrances and fragrance related products under the Montblanc brand.

Montblanc has achieved a world-renowned position in the luxury segment and become a purveyor of exclusive products which reflect today's exacting demands for timeless design, tradition and master craftsmanship. In the past few years, Montblanc's product range has been expanded to Swiss made watches, male accessories and female jewelry, luxury leather goods and eyewear.

Through its leadership positions in writing instruments, watches and leather goods, promising growth outlook in women's jewelry, active presence in more than 70 countries, network of more than 350 boutiques worldwide and high standards of product design and quality, Montblanc offers our company growth potential for development in fragrances and ancillary products. We believe this license with the more than 100-year-old, luxury brand will further strengthen our prospects for continued expansion in the selective perfume market. Montblanc fragrances are currently distributed in 50 countries worldwide.

On July 1, 2010 we commenced distribution of Montblanc's legacy fragrances, and have a new Montblanc fragrance planned for a Spring 2011 launch date.

prestige skin care
& Beauty

NICKEL

NICKEL Established in 1996, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care products for men. The Nickel skin care products for the face and body are sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men's spas in Paris and New York and our licensed spa in London.



***Nickel** Poignée d'Amour (1999) Attention les Yeux (1997), Lendemain de Fête (1996), Bonne Gueule Brun (1996)*

Our current focus is on skin care products and we have launched several new skin care categories under the brand name. We intend to continue to develop new and innovative skin care products under the Nickel brand in an attempt to grow the business.



BURBERRY
BEAUTY

BURBERRY In July 2010, Burberry Beauty, the nearly 100 SKU color cosmetic collection began its rollout to approximately 30 major retail locations globally, including Harrods in London and five Nordstrom locations in the U.S., Holt Renfrew in Canada, Galeries Lafayette in France and Lane Crawford in Hong Kong. The launch of this cosmetics line required a significant investment in the first year to develop the product, build cosmetic counters, hire and train personnel. We believe the Burberry Beauty line is an important step to reach new customers and increase brand exposure worldwide.

Preliminary plans for 2011 call for additional products to be rolled out throughout the year and distribution is expected to be expanded by approximately 30 additional retail outlets. We are currently reviewing the results of the 2010 launch as well as the anticipated financial commitment which may be necessary in order to determine the appropriate level of distribution for Burberry Beauty in the years to come.


BURBERRY
BEAUTY

Specialty Retail





Gap *Near (2011), Stay (2010)*

SPECIALTY RETAIL PRODUCTS

Specialty retail has become an important part of our overall business, and our United States operations are continuing to expand the global distribution of the specialty retail brands with which we have partnered. In addition, we have been approached by other specialty retailers to determine if there is interest in establishing a relationship whereby we would design, produce and manufacture fragrance and fragrance related products similar to our existing relationships with specialty retailers. However, we cannot assure you that we will be able to enter into any similar future arrangements, or if we do, that any such arrangement would be on terms favorable to us or would be successful.

In connection with our specialty retail agreements in our United States operations, we design, produce and manufacture fragrance and fragrance related products for brand name specialty retailers, primarily in their retail stores. Our initial agreement with The Gap, Inc. covered the Gap and Banana Republic brands in the United States and Canada. Although the initial term of this agreement expired on August 31, 2009, we had entered into a series of short-term extension agreements to continue the relationship as it previously existed while we were in discussions with The Gap, Inc. for a formal extension of the agreement. In March 2010, we signed a new specialty retail agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada, with terms and conditions similar to those of the original agreement. This new agreement expires December 31, 2011.

In April 2008 we expanded our current relationship with The Gap Inc. to include a licensing agreement for international distribution of personal care products through Gap and Banana Republic brand stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers through December 31, 2011.

We are currently in discussion with The Gap Inc. on potential renewals of the agreements.

We also have agreements in place for Brooks Brothers, New York & Company, bebe Stores, Nine West and Betsey Johnson specialty retail brands. We are responsible for product development, formula creation, packaging and manufacturing under all of those brands. Our exclusive agreements with specialty retailers run through the following dates:

Brand Name	Expiration Date
The Gap Inc.	December 31, 2011
Brooks Brothers	December 31, 2013, plus a 5-year optional term if certain sales targets are met
New York & Company	October 8, 2012
bebe Stores	June 30, 2014, plus three, 3-year optional terms, if certain sales targets are met
Nine West	December 31, 2016, plus two consecutive 3-year optional terms if certain conditions are met
Betsey Johnson	December 31, 2015, plus a 5-year optional term if certain conditions are met

In addition, our agreements for the Brooks Brothers, bebe, Nine West and Betsey Johnson brands include a license for our worldwide sales to select third party retailers and distributors, in return for royalty payments and certain advertising expenditures as are customary in our industry.

For competitive reasons we do not disclose certain commercial or financial terms in these agreements, such as specific percentage royalty rates or percentage of net sales for minimum advertising requirements, as well as the specific dollar amount of royalties, minimum advertising expenses and minimum sales requirements. With respect to each item that relates to financial information, the aggregate amounts of such items are taken into account in connection with the preparation of our consolidated financial statements. Further, we believe that all financial information omitted is commercially reasonable and as such the specific percentages or dollar amounts are not material. Based upon the foregoing, we have filed confidential treatment applications for such agreements that we have filed as material contracts, which have been routinely granted.

GAP AND BANANA REPUBLIC:

In July 2005, we entered into an exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute fragrance, personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In March 2006, the agreement was amended to include fragrance, personal care and home fragrance products for Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

In September 2006, we launched the Banana Republic Discover Collection, a family of five fragrances, we developed and supply to Banana Republic's North American stores. The initial collection consisted of three scents for women and two for men and in 2007 two additional fragrances were added.



***GAP** Core (2010)*





Banana Republic
Republic of Men/Women Essence Limited Edition (2010)

During 2007, we had a staged rollout of new products to Gap's North American stores, including a higher end collection of fragrances for men and women as well as a men's fragrance and grooming products.

In 2008 we expanded our current relationship with Gap Inc. to include a licensing agreement for international distribution of personal care products created for the Gap and Banana Republic brands. The agreement took effect as of July 1, 2007 and expires December 31, 2011. We entered into this license agreement to capitalize on cross-border brand awareness of Gap's iconic American style and Banana Republic's affordable luxury, which we have interpreted into a brand-specific assortment of fragrance, home fragrance, bath and body, and grooming products. In addition, our long-established relationships with distributors in over 120 countries, and our current infrastructure enabled us to rollout Gap and Banana Republic products to select department stores, perfumeries, travel retailers, military bases and other appropriate retail outlets around the world.

In 2009, the Gap scent, *Close*, was launched at approximately 550 Gap stores and 175 Gap Body stores nationwide. International distribution began in the Fall of 2009, including an exclusive launch at 240 Sephora doors in Europe. Also during 2009, for the Banana Republic brand, we debuted *Republic of Women* and *Republic of Men.*

In 2010, two Gap scents were launched, *Stay* and *Core*, along with additional ancillary products and holiday gift sets. For the Banana Republic brand, we introduced brand extensions for the *Discover* and *Republic of Men* and *Republic of Women* collections.

As we look to our plans for 2011, for the Banana Republic brand, a new women's scent, *Wildbloom*, is now in stores and additional brand extensions for the *Discover* and *Republic of Men* and *Republic of Women* collections are being prepared. Building upon the success of the Gap brand's *Close* and *Stay* fragrances, a third women's signature scent and a new men's scent are planned. We will also add more lip color and lip care products into the Gap beauty mix, along with their first nail color products.

BROOKS BROTHERS

In November 2007, we entered into an exclusive agreement with Retail Brand Alliance, Inc. covering the design, manufacture and supply of personal care products for men and women to be sold at Brooks Brothers locations in the United States as well as a licensing agreement covering Brooks Brothers stores and specialty and department stores outside the United States and duty free and other travel-related retailers. In addition to new product development, we have assumed responsibility for the production and supply of existing Brooks Brothers fragrance and related personal care products. In the United States, we are responsible for product development, formula creation, packaging design and manufacturing while Brooks Brothers is responsible for marketing, advertising and in-store sales.

In November 2008, we shipped the Brooks Brothers *New York* collection for men and women to Brooks Brothers U.S. stores. In addition, a Brooks Brothers fragrance called *Black Fleece*, was launched in the fall of 2009.



***Brooks Brothers** Madison (2010)*

For 2010, we commenced international distribution of Brooks Brothers products, and in the fourth quarter of 2010, *Brooks Brothers Madison*, a scent for young women, was shipped to Brooks Brothers stores. Also, a trio of scents for the brand's haute Black Fleece label, *Black Fleece Red, White*, & *Blue* collection were unveiled in the Fall of 2010.

NEW YORK & COMPANY

In April 2007 we signed an exclusive agreement with New York & Company, Inc. under which we design and manufacture a personal care products sold at the New York & Company retail locations and on their website. Pursuant to the agreement, we are responsible for product development, formula creation, packaging and manufacturing while New York & Company is responsible for marketing and selling in its stores.

New York & Company has achieved success by building its brand and loyal customer base around clothing and accessories that are 'trendy, affordable, comfortable and sexy for real women and with real lives'. The products that we developed are designed for the target New York & Company customer, the fashion-conscious, value-sensitive women between the ages of 25 and 45. We launched a fragrance for New York & Company in 2009 and we supply their stores with color cosmetic products.

bebe STORES:

In July 2008 we entered into an exclusive six-year worldwide agreement with bebe Stores, Inc., under which we design, manufacture and supply fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada, as well as select specialty and department stores worldwide. We have incorporated bebe's signature look into fragrance and cosmetics for the brand's strong, hip, sexy, and sophisticated clientele.

The color cosmetics we developed and produced for bebe stores were launched at more than 200 bebe United States stores and, our bebe signature fragrance was unveiled at bebe stores in the U.S. in August 2009, which was followed by worldwide distribution later in the third quarter. In addition, in September 2009 our bebe signature fragrance debuted at approximately 300 Dillard's stores. The launch was supported with a print advertising program as well as outdoor advertising on billboards and bus kiosks. Dillard's has also made a strong commitment to the bebe launch as a featured fragrance in its multi-page advertising insert in several Conde Nast publications plus inclusion in its holiday catalog.

Following the successful launch and global distribution of the bebe signature fragrance that began last summer in 2009, the second scent, bebe *Sheer* debuted at bebe stores doors in North America in 2010, and at other retailers including Dillard's and Ulta. International distribution is also underway in Latin America, Europe, the Middle East, and Asia. A third bebe scent is in the works for 2011.

NINE WEST

In July 2010, we entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement, which runs through December 31, 2016, contains a provision for further renewal if certain conditions are met. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell

women's fragrances to better department stores and specialty retailers worldwide. Plans call for our first Nine West fragrance launch in 2011.

Under the agreement, the initial Nine West signature fragrance will be marketed and sold globally in better department stores, specialty retailers and Nine West retail stores, and we anticipate the initial launch beginning in fall 2011. Nine West is currently sold in 59 countries with flagship stores in leading cities, including New York, Toronto, London, Paris, Tokyo, Hong Kong, Shanghai and Beijing.

Nine West is a subsidiary of Jones Apparel Group, Inc., which is a leading designer, marketer and wholesaler of branded apparel, footwear and accessories. We believe that Nine West's global brand recognition is an ideal platform for the development of a successful fragrance and an excellent addition to our premier portfolio.

BETSEY JOHNSON

In July 2010, we entered into an exclusive worldwide agreement with Betsey Johnson LLC of New York, NY, under which we will design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement, which runs through December 31, 2015 with a five year optional term if certain conditions are met, encompasses both direct sales to global Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide.

New York designer Betsey Johnson joined forces with Chantal Bacon in 1978 and started the Betsey Johnson label, as it is known today. Her commitment to remain true to her one-of-a-kind vision has afforded continued success in the clothing fashion industry for over 30 years. Starting in 2004, the Betsey Johnson label expanded as a lifestyle brand with the introduction of intimates, handbags



***bebe** Sheer (2010)*

and leather goods, footwear, watches, jewelry, eyewear, swimwear, legwear and outerwear. Today there are over sixty-five Betsey Johnson stores worldwide as well as an established wholesale business in international markets.

We believe Betsey Johnson fashion is forever feminine, sometimes whimsical but always recognizable. We envision building an upscale fragrance and beauty enterprise around the qualities that have defined and redefined the Betsey Johnson label for over 30 years. Our first product launch under the Betsey Johnson brand occurred in the second half of 2010 with a new take on the designer's vintage fragrance exclusively for Betsey Johnson stores and a select retailer, as well as a new fragrance collection debuting in 2011.

OTHER SPECIALTY RETAIL

During 2010, we also developed two programs for Anthropologie stores, *Happ & Stahns* and the *LeLabo* collection, both of which have made their debut in 2010.

MASS MARKET:

Our mass market products are comprised of fragrances and fragrance related products. We produce a variety of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as a license for the *Jordache* brand. We also market our *Aziza* line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market and a line of health and beauty aids under our *Intimate* and *Johnson Parker* brands, including shampoo, conditioner, hand lotion and baby oil. All of these products are distributed to the same mass market retailers and discount chains.



Betsey Johnson *Too Too (2011)*

QUARTERLY FINANCIAL DATA: (UNAUDITED)

(In thousands, except per share data)

2010	Q1	Q2	Q3	Q4	Full Year
Net Sales	$119,373	$107,765	$120,853	$112,420	$460,411
Gross Profit	71,721	64,724	71,275	66,290	274,010
Net Income	8,950	6,983	11,409	8,333	35,675
Net Income Attributable to					
Inter Parfums, Inc.	6,550	5,356	8,448	6,239	26,593
Net Income Attributable to					
Inter Parfums, Inc. per Share:					
Basic	$0.22	$0.18	$0.28	$0.20	$0.88
Diluted	0.22	0.18	0.28	0.20	0.87
Average Common Shares Outstanding:					
Basic	30,192	30,361	30,443	30,446	30,361
Diluted	30,291	30,467	30,564	30,605	30,482

2009	Q1	Q2	Q3	Q4	Full Year
Net Sales	$90,409	$88,604	$117,542	$112,909	$409,464
Gross Profit	53,565	50,201	67,080	63,322	234,168
Net Income	7,256	5,753	9,611	7,539	30,159
Net Income Attributable to					
Inter Parfums, Inc.	5,428	4,226	7,262	5,451	22,367
Net Income Attributable to					
Inter Parfums, Inc. per Share:					
Basic	$0.18	$0.14	$0.24	$0.18	$0.74
Diluted	0.18	0.14	0.24	0.18	0.74
Average Common Shares Outstanding:					
Basic	30,166	30,064	30,061	30,109	30,100
Diluted	30,166	30,064	30,065	30,189	30,121

We review goodwill for impairment at least annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European based operations. In 2009, we had determined that the carrying amount of the goodwill exceeded fair value resulting in impairment losses aggregating $1.7 million. No further impairment losses were recognized in 2010. Accumulated impairment losses relating to goodwill aggregated $3.5 million as of December 31, 2010.



CONSOLIDATED NET SALES TO CUSTOMERS BY REGION

	Year Ended December 31		
	2010	2009	2008
North America	$ 91,200	$ 96,800	$108,600
Europe	211,800	184,900	204,100
Central and South America	41,900	29,300	38,000
Middle East	45,500	42,300	39,200
Asia	66,500	53,600	53,000
Other	3,500	2,600	3,200
	$460,400	$409,500	$446,100

CONSOLIDATED NET SALES TO CUSTOMERS IN MAJOR COUNTRIES

	Year Ended December 31		
	2010	2009	2008
United States	$ 86,000	$ 88,000	$101,000
United Kingdom	35,000	31,000	25,000
France	37,000	37,000	38,000


EUROPE
46%
MIDDLE EAST
10%
ASIA
14%

the Organization

ALL CORPORATE FUNCTIONS,
including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Each company is organized into two operational units that report directly to general management, and European operations ultimately report to Mr. Benacin and United States operations ultimately report to Mr. Madar.

FINANCE, INVESTOR RELATIONS
AND ADMINISTRATION:
Russell Greenberg in the United States and Philippe Santi in France:

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

OPERATIONS:
Henry B. Clarke, Lauren Marinelli and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

EXPORT SALES:
Herve Bouillonnec in the United States and Frédéric Garcia-Pelayo and Hugues de la Chevasnerie in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

SIMPLIED CHART OF THE ORGANIZATION



DOMESTIC (HOME COUNTRY) SALES:

Michel Bes in the United States and Jérôme Thermoz in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

CONTENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations 51
Internal Control over Financial Reporting 64
Financial Statements 66
Directors and Executive Officers 90
Corporate and Market Information 91

management's discussion and analysis of financial condition and Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW:

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 74% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 26% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 1% of consolidated net sales.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners, and prestige product sales represented approximately 88% of net sales for both 2010 and 2009 and 87% of net sales for 2008. We have built a portfolio of prestige brands, which include Burberry, Lanvin, Van Cleef & Arpels, Jimmy Choo, Montblanc, Paul Smith, S.T. Dupont, Nickel and Boucheron, whose products are distributed in over 120 countries around the world. Shipments to our distribution subsidiaries are not recognized as sales until that merchandise is sold by our distribution subsidiary to its customers.

Burberry is our most significant license, as sales of Burberry products represented 53%, 57% and 56% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively. In addition, we own the Lanvin brand name for our class of business and sales of Lanvin product represented 15%, 14% and 13% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively.

Our specialty retail and mass market fragrance and fragrance related products are marketed through our United States operations and represented 12% of net sales for both 2010 and 2009 and 13% of net sales for 2008. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, Brooks Brothers, bebe, New York & Company, Betsey Johnson, Nine West and Jordache brands.

Historically, seasonality has not been a major factor for our

Company as quarterly sales fluctuations were more influenced by the timing of launches than by the third and fourth quarter holiday season. However, in certain markets where we now sell direct to retailers, seasonality is more evident. In 2007 we commenced operations of our European distribution subsidiaries in Italy, Germany, Spain and the United Kingdom, and in January 2011 we commenced operations of our United States distribution subsidiary. In addition, the introduction of our specialty retail product lines for U. S. retailers has also contributed to a concentration of sales in the second half of the year.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the introduction of new products and supporting new and established products through advertising, merchandising and sampling as well as phasing out existing products that no longer meet the needs of our consumers. The economics of developing, producing, launching and supporting products influence our sales and operating performance each year. Our introduction of new products may have some cannibalizing effect on sales of existing products, which we take into account in our business planning.

Our business is not capital intensive, and it is important to note that we do not own manufacturing facilities. We act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several third party fillers which manufacture the finished good for us and ship it back to our distribution center.

As with any business, many aspects of our operations are subject to influences outside our control. Throughout 2010, our business continued to rebound from the global economic uncertainties that had an impact on our business in early 2009. Despite these conditions, some of which continue to exist, our results for the year ended December 31, 2010 exceeded our net sales and profitability expectations that we had at the beginning of the year.

We continue to review our plans and have taken actions to mitigate the impact and the potential impact of these conditions. We believe we have a strong brand portfolio with global reach and potential. As part of our strategy, we plan to continue to make investments behind fast-growing markets and channels to grow market share. While our business strategies are designed to strengthen our Company over the long-term, we believe the uncertainty about future market conditions, consumer spending patterns and the financial strength of some of our customers could negatively affect our net sales and operating results.

Our reported net sales are impacted by changes in foreign currency exchange rates. A stronger U.S. dollar has an adverse impact on our net sales. However, earnings are less affected by a stronger dollar because in excess of 35% of net sales of our European operations are denominated in U.S. dollars, while all costs of our European operations are incurred in euro. Our Company addresses certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates.

RECENT IMPORTANT EVENTS

BURBERRY

In December 2010, we entered into an amendment to the Burberry license agreement dated October 12, 2004. The amendment extends the term of the license for one year until December 31, 2017, and also extends for one year the time to exercise the five-year optional term of the license that requires the mutual consent of the Company and Burberry, which now must be exercised, if at all, prior to December 31, 2015. If the optional term is exercised, then the license would expire on December 31, 2022. The amendment also extends the time for Burberry to exercise its right to buy back the license for one year from December 31, 2011 to December 31, 2012.

Burberry has not exercised any buy back options to date. As previously disclosed, if Burberry were to buy back the license, then the purchase price will be the greater of the then fair market value of the unexpired term of the license or 70% of 2010 net wholesale sales of Burberry products.

BOUCHERON

In December 2010, we entered into an exclusive worldwide license agreement with Boucheron Parfums SAS to create, produce and distribute perfumes and ancillary products under the Boucheron brand. Our rights under such license agreement, which took effect on January 1, 2011 and runs through December 31, 2025, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. We also paid an upfront entry fee of €15 million (approximately $20 million) for this license, and purchased the inventory of the former licensee for €1.7 million (approximately $2.3 million).

NINE WEST

In July 2010, we entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement, which runs through December 31, 2016, contains a provision for further renewal if certain conditions are met. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. Plans call for our first Nine West fragrance launch in 2011.

BETSEY JOHNSON

In July 2010, we entered into an exclusive worldwide agreement with Betsey Johnson LLC of New York, NY, under which we will design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement, which runs through December 31, 2015 with a five year optional term if certain conditions are met, encompasses both direct sales to global Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. While we introduced a new twist on a vintage Betsey Johnson fragrance in August 2010, plans call for our first new Betsey Johnson product launch in 2011.

U.S. DISTRIBUTION OF PRESTIGE PRODUCTS

Beginning January 1, 2011, Interparfums Luxury Brands, a recently formed United States company and subsidiary of our French subsidiary Inter Parfums SA, began distribution of Burberry (fragrances and cosmetics), Lanvin, Montblanc and Jimmy Choo brands in the United States. In addition, under the terms of a recently signed four-year agreement, Interparfums Luxury Brands and Clarins Fragrance Group US (a Division of Clarins Group in the U.S. responsible for the Thierry Mugler, Azzaro, Porsche Design, David Yurman and Swarovski brands) will share and manage an expanded sales force. Logistical and administrative support will be provided by Clarins Group USA from its Park Avenue offices in New York and its warehouse in Orangeburg, New York. We believe this alliance offers us a unique opportunity to develop a highly efficient organization and create synergies with potential for accelerated growth in the U.S. market.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The judgments used by management in applying critical accounting policies could be affected by a further and prolonged general deterioration in the economic environment, which could negatively influence future financial results and availability of continued financing. Specifically, subsequent evaluations of our accounts receivables, inventories, and deferred tax assets in light of the factors then prevailing, could result in significant changes in our allowance and reserve accounts in future periods, which in turn could generate significant additional charges. Similarly, the valuation of certain intangible assets could be negatively impacted by prolonged and severely depressed market conditions thus leading to the recognition of impairment losses. The following is a brief discussion of the more critical accounting policies that we employ.

REVENUE RECOGNITION

We sell our products to department stores, perfumeries, specialty retailers, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either euro or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously estab-

lished buying patterns. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, trade discounts and allowances.

SALES RETURNS

Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

PROMOTIONAL ALLOWANCES

We have various performance-based arrangements with certain retailers. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. The costs that our Company incurs for performance-based arrangements, shelf replacement costs and slotting fees are netted against revenues on our Company's consolidated statement of income. Estimated accruals for promotions and advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

EQUIPMENT AND OTHER LONG-LIVED ASSETS

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

We evaluate goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. Impairment of goodwill is evaluated using a two step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess. For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Goodwill relates to our Nickel skin care business, which is primarily a component of our European operations. Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions we make will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, we use industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, we engage third party valuation specialists to advise us. We have determined that we may be inclined to sell the Nickel business within the next few years. Therefore, as of December 31, 2009, we measured fair value of the business to be equal to the average amount offered by several

potential purchasers of the Nickel business. As a result, the carrying amount of the goodwill exceeded its implied fair value resulting in an impairment loss of $1.7 million in 2009. The same evaluation was performed in 2010 and no further impairment was noted. We expect Nickel brand sales to remain steady over the next few years as the result of new product launches in combination with an expected economic recovery. In estimating future sales, we use our internal budgets developed from recent sales data for existing products and planned timing of new product launches. If sales for the reporting unit decreased 10%, we could incur an additional goodwill impairment charge of €0.5 million.

To determine fair value of indefinite-lived intangible assets, we use an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. We use this method to determine if an impairment charge is required relating to our Nickel brand trademarks. For the year ended December 31, 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. No impairment charge was required in 2010. We assumed a market royalty rate of 6% and a discount rate of 7.4%. The following table presents the impact a change in the following significant assumptions would have had on the calculated fair value in 2010 assuming all other assumptions remained constant:

(In thousands)	**Change**	**Increase (decrease) to fair value**
Weighted average cost of capital	+10%	$(219)
Weighted average cost of capital	-10%	280
Future sales levels	+10%	266
Future sales levels	-10%	(266)

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.4%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions that we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value. The cash flow projections are based upon a number of assumptions, including future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. We believe that the assumptions we have made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our intangible assets subject to amortization. In those cases where we determine that the useful life of long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

In determining the useful life of our Lanvin brand names and trademarks, we applied the provisions of ASC topic 350-30-35-3. The only factor that prevented us from determining that the Lanvin brand names and trademarks were indefinite life intangible assets was Item c. "Any legal, regulatory, or contractual provisions that may limit the useful life". The existence of a repurchase option in 2025 may limit the useful life of the Lanvin brand names and trademarks to the Company. However, this limitation would only take effect if the repurchase option were to be exercised and the repurchase price was paid. If the repurchase option is not exercised, then the Lanvin brand names and trademarks are expected to continue to contribute directly to the future cash flows of our Company and their useful life would be considered to be indefinite.

With respect to the application of ASC topic 350-30-35-8, the Lanvin brand names and trademarks would only have a finite life to our Company if the repurchase option were exercised, and in applying ASC topic 350-30-35-8 we assumed that the repurchase option is exercised. When exercised, Lanvin has an obligation to pay the exercise price and the Company would be required to convey the Lanvin brand names and trademarks back to Lanvin. The exercise price to be received (Residual Value) is well in excess of the carrying value of the Lanvin brand names and trademarks, therefore no amortization is required.

DERIVATIVES

We account for derivative financial instruments in accordance with ASC topic 815, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This topic also requires the recognition of all derivative instruments as either assets or liabilities on the balance sheet and that they are measured at fair value.

We currently use derivative financial instruments to hedge certain anticipated transactions and interest rates, as well as receivables denominated in foreign currencies. We do not utilize derivatives for trading or speculative purposes. Hedge effectiveness is documented, assessed and monitored by employees who are qualified to make such assessments and monitor the instruments. Variables that are external to us such as social, political and economic risks may have an impact on our hedging program and the results thereof.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no uncertain tax position at December 31, 2010. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as a component of the provision for income taxes. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2010.

RESULTS OF OPERATIONS

NET SALES

(In millions)

					Year Ended December 31
	2010	% Change	2009	% Change	2008
European based product sales	$404.9	12%	$361.7	(6%)	$386.4
United States based product sales	55.5	16%	47.8	(20%)	59.7
Total net sales	$460.4	12%	$409.5	(8%)	$446.1

Net sales for the year ended December 31, 2010 increased 12% to $460.4 million. For the year ended December 31, 2009, net sales were down 8%. At comparable foreign currency exchange rates, net sales were actually up 18% in 2010 as the strength of the U.S. dollar relative to the euro in 2010 as compared to the 2009 had a negative impact on reported sales. For 2009, while significant fluctuations in currency exchange rates were experienced during the year, the impact for the year as a whole was minimal.

This economic crisis was challenging for us in 2009 and was expected to continue to be challenging in 2010. However, throughout 2010, our business continued to rebound from the global economic uncertainties that had an impact on our business in early 2009. Despite these conditions, some of which continue to exist, our results for the year ended December 31, 2010 exceeded our net sales and profitability expectations that we had at the beginning of the year.

European based prestige product sales increased 12% in 2010 as compared to a decline of 6% in 2009. Considering the challenges we faced in the first half of 2009, we were very pleased with full year 2009 sales results. The global economic recession negatively affected consumer demand, which had an adverse impact on our distributors and our retail customers. Signs of a recovery from the global economic recession became apparent with improving sales trends beginning in the second half of 2009 and continuing in 2010. Sales growth throughout 2010 was due in great part to the launch and global rollout of Burberry *Sport* fragrances for men and women, as well as the continued strong performance of established Burberry scents. In local currency, Burberry fragrance sales which had declined 6% to €166 million in 2009 registered an increase of 11% to €185 million in 2010. All of our major prestige fragrance brands contributed to sales growth with double digit comparable increases. Lanvin, our second largest prestige brand, whose product sales were up 4% in 2009 as compared to 2008, performed extremely well in 2010 with sales in local currency aggregating €53.0 million, 31% ahead of last year lead by the continued strength of *Eclat d'Arpège* and *Jeanne Lanvin* and the launch of *Marry Me!*. The 2010 launch of *Oriens* and *Midnight in Paris* by Van Cleef & Arpels boosted that brand's 2010 local currency sales by 29% to €25.9 million as compared to €20.2 million in 2009 and €21.0 million in 2008.

Once again we are seeing strong sales growth of our European based prestige fragrance business in many geographic markets, especially in Asia, South America, the Middle East and Eastern Europe where 2010 comparable local currency sales rose 27%, 42%, 16% and 61%, respectively. Western Europe also saw positive results with 2010 local currency sales up 12%.

During 2010, we formed Interparfums Luxury Brands, Inc., ("IPLB") a wholly-owned U.S. distribution subsidiary of Inter Parfums, S.A. Beginning on January 1, 2011, IPLB assumed all U.S. prestige fragrance distribution responsibilities in the territory. As of December 31, 2010, we reacquired, or set up a liability to reacquire, the remaining inventory of our former U. S. distributor aggregating approximately $5.7 million. Such reacquisition was accounted for as a sales return in the accompanying consolidated financial statements. As a result of the reacquisition of inventory and the anticipated change of distributor, the comparison of North American sales in 2010 as compared to 2009 is not meaningful.

In addition to Burberry *Sport* fragrances for men and women which launched early in 2010, we have committed capital to further grow our largest brand through the launch of a cosmetics line for women in approximately 30 shops around the world. The Burberry Beauty collection includes nearly 100 products for skin, lips and eyes. The launch of this beauty line, which commenced during the third quarter of 2010, required a significant investment in its first year to develop products, build cosmetic counters, hire and train personnel. We believe the Burberry Beauty line is an important step to reach new customers and increase brand exposure worldwide.

In 2010, we also created new women's scents for our Lanvin, S.T. Dupont and Paul Smith brands. *Oriens*, a women's scent for Van Cleef & Arpels launched in the first half of 2010 and we debuted a new men's fragrance, *Midnight in Paris*, for the brand during the third quarter of 2010.

We are gearing up for a very active 2011 reflecting a confluence of factors, including the continued strength of our brands and worldwide distribution network, as well as ongoing improvements in the global economic climate. Our growth expectations for 2011 reflect the impact of our taking control over U.S. distribution for our prestige brands and the inclusion of the Montblanc fragrance business for a full year versus six months in 2010. In addition, we have a strong line-up of new product launches and brand extensions to drive sales growth. Early in the year, our first fragrance under the Jimmy Choo brand began select distribution in the U.K. and the U.S. and Jimmy Choo stores worldwide; the signature scent will roll out globally in the Spring. Also early in 2011 we began the integration of existing fragrance lines under our newest licensed brand, Boucheron. In addition, in the Spring we will debut our first new Montblanc fragrance for men as well as a new men's and women's scent for Paul Smith fragrances. Most importantly, to further strengthen the Burberry brand's potential for sustained growth in the years ahead a major new women's line will be launched in Fall 2011. Finally, with respect to Burberry Beauty, the color cosmetics collection, preliminary plans call for additional products to be rolled out throughout the year and distribution is expected to be expanded by approximately 30 additional retail outlets. We are currently reviewing the results of the 2010 launch as well as the anticipated financial commitment which may be necessary in order to determine the appropriate level of distribution for the Burberry Beauty in the years to come.

With respect to our United States specialty retail and mass market products, net sales increased 16% in 2010 after declining 20% in 2009. Beginning in the fourth quarter of 2008, United States specialty retail product sales came under pressure and our U.S. operations continued to feel the effects of the global economic recession throughout most of 2009. It was expected that new product launches together with existing distribution would stem the sales decline for our U.S. operations, and that was most certainly the case as we entered the latter half of 2009. In April 2009, *Close*, a Gap fragrance was launched at approximately 550 Gap stores and roughly 175 Gap Body stores nationwide. International distribution began in the fall of 2009, including an exclusive launch at 240 Sephora doors in Europe. In August 2009, two new fragrances were launched at Banana Republic stores in North America with international distribution following shortly thereafter. In 2010, international distribution benefitted from the economic recovery which coincided with further expansion of new products into new territories. In 2010, two Gap scents were launched, *Stay* and *Core*, along with additional ancillary products and holiday gift sets.

Brooks Brothers *Black Fleece* fragrance launched domestically in the fall of 2009 with international distribution beginning in 2010. New Brooks Brothers fragrances, *Madison*, a scent for young women, and a trio of scents, *Black Fleece Red*, *White* & *Blue*, made their debut in 2010.

Our *bebe* signature fragrance has done especially well in overseas markets and we expanded bebe distribution into additional third party retail outlets throughout the United States in 2010. In addition, bebe *Sheer*, a new women's scent debuted in 2010 along with several color cosmetic products and holiday gift sets. A third bebe scent is in the works for 2011.

Sales of mass market fragrance products, which have been in a decline for several years, saw improvement in 2010 as a result of some special programs done for select mass market retailers. We have no plans to discontinue sales to this market which aggregated approximately $21 million, $17 million and $21 million in 2010, 2009 and 2008, respectively.

As we look into our plans for 2011, for the Banana Republic brand, a new women's scent *Wildbloom*, is now in stores and brand extensions for the *Discover* and *Republic of Men* and *Republic of Women* collections are being prepared. Building upon the success of the Gap brand's *Close* and *Stay* fragrances, a third women's signature scent and a new men's scent are planned. We will also add more lip color and lip care products into the Gap beauty mix, along with their first nail color products. We are also in the development stage for several new fragrance concepts and line extensions for our other specialty retail brands.

We have been actively pursuing other new business opportunities and in July 2010, we entered into exclusive worldwide agreement for both the Betsey Johnson and Nine West brands. For Betsey Johnson we will design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement encompasses both direct sales to global Betsey Johnson stores and an e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide. For Nine West, we are charged with the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and

specialty retailers worldwide. Plans for both brands call for new fragrance launches in 2011.

In addition, we are actively pursuing other new business opportunities. However, we cannot assure that any new licenses, acquisitions or specialty retail agreements will be consummated.

GROSS PROFIT MARGINS

(In millions)

	Year Ended December 31		
	2010	2009	2008
Net sales	$460.4	$409.5	$446.1
Cost of sales	186.4	175.3	191.9
Gross margin	$274.0	$234.2	$254.2
Gross margin as a percent of net sales	59.5%	57.2%	57.0%

As a percentage of sales, gross profit margins were 59.5%, 57.2%, and 57.0% in 2010, 2009 and 2008, respectively. The gross margin improvement in 2010 is primarily the result of product mix within our European based brand assortment. Fluctuations in gross margin results from product sales mix within individual lines and types of Company products. In 2010 increased sales of higher margin product lines, larger sizes and reduced promotional sales efforts due to the improving economic environment all contributed to the gross margin improvements. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $30.2 million, $29.8 million and $34.3 million in 2010, 2009 and 2008, respectively, and represented 6.6%, 7.3% and 7.7% of sales, respectively.

For the year ended December 31, 2009, gross margin included a benefit of approximately 94 basis points as a result of cash flow hedging activities entered into in late 2008 to take advantage of the effect a strong U.S. dollar relative to the euro has on our European based product sales denominated in U.S. dollars.

We carefully watch movements in foreign currency exchange rates as sales to these customers are denominated in dollars, while our costs are incurred in euro. Therefore, from a profit standpoint, a stronger U.S. dollar benefits our gross margin. While the use of foreign currency forward exchange contracts benefited our gross margins in the 2009 period, the strength of the U.S. dollar relative to the euro in 2010 had provided a similar benefit for 2010. As the dollar began to weaken late in the third quarter of 2010 and in an effort to protect our gross margin for the remainder of 2010, we entered into foreign currency forward exchange contracts to hedge approximately 90% of our fourth quarter 2010 European based product sales expected to be invoiced in U.S. dollars. The overall effect of these hedges was not significant.

Generally, we do not bill customers for shipping and handling costs and such costs, which aggregated $5.3 million, $5.0 million and $6.2 million in 2010, 2009 and 2008, respectively, are included in selling, general and administrative expenses in the consolidated statements of income. As such, our Company's gross profit may not be comparable to other companies which may include these expenses as a component of cost of goods sold.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

(In millions)

	Year Ended December 31		
	2010	2009	2008
Selling, general & administrative expenses	$217.6	$187.7	$202.3
Selling, general & administrative expenses as a percent of net sales	47%	46%	45%

Selling, general and administrative expenses increased 16% for the year ended December 31, 2010, as compared to 2009 and decreased 7% for the year ended December 31, 2009, as compared to 2008. As a percentage of sales selling, general and administrative expenses was 47%, 46% and 45% for the years ended December 31, 2010, 2009 and 2008, respectively.

Two major components of selling, general and administrative expenses are promotion and advertising expenditures and royalty expense. Promotion and advertising aggregated $69.2 million, $55.8 million and $65.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. Promotion and advertising as a percentage of sales represented 15.0%, 13.6% and 14.7% of net sales for the years ended December 31, 2010, 2009 and 2008, respectively. As a percentage of sales advertising expenditures were higher in 2010 and 2008 to support new Burberry product launches, Burberry *The Beat* in 2008 and Burberry *Sport* in 2010. We continue to adjust our advertising and promotional budgets to align our spending with anticipated sales. As a result of the economic challenges faced in 2009, we anticipated lower sales volume and therefore advertising expenditures were curtailed. Royalty expense aggregated $40.2 million, $35.5 million and $37.3

million for the years ended December 31, 2010, 2009 and 2008, respectively.

We review goodwill for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill relates to our Nickel skin care business which is primarily a component of our European operations. As of December 31, 2009, we measured fair value of goodwill to be equal to the average of purchase price indications received from several potential purchasers of the Nickel business. As a result, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $1.7 million in 2009. The same evaluation was performed as of December 31, 2010 and no further impairment was noted. Goodwill impairment losses aggregated $1.7 million in 2009 and $0.9 in 2008. Accumulated impairment losses relating to goodwill aggregated $3.5 million as of December 31, 2010.

Income from operations increased 26% to $56.4 million in 2010 and income from operations decreased 12% to $44.8 million, as compared to $51.0 million in 2008. Operating margins aggregated 12.3%, 10.9% and 11.4% for the years ended December 31, 2010, 2009 and 2008, respectively.

Interest expense aggregated $2.1 million, $2.6 million and $4.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. We use the credit lines available to us, as needed, to finance our working capital needs as well as our financing needs for acquisitions. Loans payable – banks and long-term debt including current maturities aggregated $21.4 million as of December 31, 2010, as compared to $34.6 million as of December 31, 2009.

Foreign currency gains or (losses) aggregated ($2.1) million, $3.2 million and ($1.4) million for the years ended December 31, 2010, 2009 and 2008, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments. During 2009, we were party to foreign currency forward exchange contracts to hedge approximately 80% of our 2009 European based product sales expected to be invoiced in U.S. dollars. Hedge effectiveness excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings and resulted in most of the gains and losses referred to above.

Our effective income tax rate was 33.7%, 34.9% and 35.1% for the years ended December 31, 2010, 2009 and 2008, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions. Our foreign tax rate has declined slightly over the past two years as a result of the 2008 formation of IP Suisse, which receives a favorable tax rate on a portion of Inter Parfums, S.A. taxable income. In addition, valuation allowances of $0.9 million and $0.8 million have been provided in 2010 and 2009, respectively, against certain foreign net operating loss carry-forwards, as it was determined that future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carry-forwards recognized. In 2008, one of our foreign subsidiaries was merged into Inter Parfums, S.A. and as a result of the merger the Company recognized a tax benefit of $0.7 million from the utilization of certain foreign operating loss carry-forwards including those for which valuation allowances had been previously recorded.

We did not experience any significant changes in tax rates, and none were expected in jurisdictions where we operate.

NET INCOME AND EARNINGS PER SHARE

(In thousands, except per share data)

	Year Ended December 31		
	2010	2009	2008
Net income	$35,675	$30,158	$30,122
Less: Net income attributable to the noncontrolling interest	9,082	7,791	6,357
Net income attributable to Inter Parfums, Inc.	$26,593	$22,367	$23,765
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$0.88	$ 0.74	$ 0.78
Diluted	$0.87	$ 0.74	$ 0.77
Weighted average number of shares outstanding:			
Basic	30,361	30,100	30,621
Diluted	30,482	30,121	30,778

Net income increased 18% to $35.7 million in 2010, as compared to $30.2 million in 2009. Net income was virtually unchanged in 2009 aggregating $30.2 million, as compared to $30.1 million in 2008.

Net income attributable to the noncontrolling interest aggregated 25.5%, 25.8% and 21.1% of net income in 2010, 2009 and 2008, respectively. In 2008, losses from our 51% owned European distribution subsidiaries offset profits from our other 75% owned European subsidiaries.

Net income attributable to Inter Parfums, Inc. increased 19% to $26.6 million in 2010, as compared to $22.4 million in 2009. Net income attributable to Inter Parfums, Inc. declined 6% to $22.4 million in 2009, as compared to $23.8 million in 2008. Net margins attributable to Inter Parfums, Inc. aggregated 5.8%, 5.5% and 5.3% for the years ended December 31, 2010, 2009 and 2008, respectively.

Diluted earnings per share aggregated $0.87, $0.74 and $0.77 in 2010, 2009 and 2008, respectively. Weighted average shares outstanding aggregated 30.4 million, 30.1 million and 30.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. On a diluted basis, average shares outstanding were 30.5 million, 30.1 million and 30.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The decline in shares outstanding in 2009 is primarily the result of shares repurchased pursuant to board of directors authorizations and the increase in 2010 is primarily the result of shares issued pursuant to the exercise of stock options and warrants.

LIQUIDITY AND CAPITAL RESOURCES

Our financial position remains strong. At December 31, 2010, working capital aggregated $184 million and we had a working capital ratio of 2.5 to 1. Cash and cash equivalents and short-term investments aggregated $87 million.

Cash provided by (used in) operating activities aggregated $37.8 million, $84.6 million and ($6.4) million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, working capital items used $6.1 million in cash from operating activities as increases in inventories and accounts receivable were offset by increases in accounts payable and accrued expenses and income taxes payable. The $5.9 million increase in accounts receivable in 2010, as shown on the statement of cash flows, reflects favorable collection activity as days receivable outstanding declined from 98 days sales in 2009 to 83 days in 2010. The $29.1 million increase in inventories for 2010, as shown on the statement of cash flows, reflects the needed inventory build to support sales growth and upcoming product launches.

Working capital items provided $42.9 million in cash from operations in 2009 as compared to a use of $54.6 million in 2008. As of December 31, 2007 and continuing through December 31, 2008, we had a significant buildup of inventory to support a very aggressive launch schedule. In terms of cash flows, for the year ended December 31, 2009, inventories decreased $40.6 million or 33%. The global economic crisis resulted in lower sales levels, especially in the first half of 2009. Our inventory levels declined steadily throughout 2009 as we made modifications to our sales projections to take into account the then difficult environment. In terms of cash flow, accounts receivable decreased $20.9 million or 17% for the year ended December 31, 2009, as we began to tighten extended payment terms offered to certain international distributors in the early days of the global economic recession. In addition, in the 2009 period, accounts payable and accrued expenses decreased $18.9 million as our vendor obligations for the 2008 year end inventory buildup became due.

Cash flows used in investing activities in 2010 reflects net purchases of $49.0 million in short-term investments, which are certificates of deposit with maturities greater than three months. We also spent approximately $6.1 million for capital items. Our business is not capital intensive as we do not own any manufacturing facilities. However, we typically spend between $2.5 million and $3.5 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office fixtures, computer equipment and industrial equipment needed at our distribution centers. Capital expenditures in 2011 are expected to be in the range of $6.0 million to $6.5 million, considering our 2011 launch schedule. In addition, in connection with new licenses with brand names that have current distribution we may pay an entry fee in connection with securing the license rights. In 2010, we paid approximately $21.4 million in entry fees.

Our short-term financing requirements are expected to be met by available cash on hand at December 31, 2010, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2011 consist of a $15.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $23.0 million in credit lines provided by a consortium of international financial institutions. As of December 31, 2010, short-term borrowings aggregated $5.2 million.

Our long-term credit facilities provides for principal and interest to be repaid in 20 quarterly installments. As of December 31, 2010, total long-term debt including current maturities aggregated $16.1 million.

Proceeds from sale of stock of subsidiary reflect the proceeds from shares issued by our French subsidiary Inter Parfums, S.A. pursuant to options exercised in 2010, and payment for acquisition of minority interests represents repurchases of shares of our French subsidiary Inter Parfums, S.A. in an effort to offset the dilution from options exercised.

In 2008, we acquired an additional 3.6% interest in Inter Parfums, S.A. from its noncontrolling shareholders for approximately $18.5 million in cash. The acquisition was accounted for under the purchase method.

In December 2008, our Board of Directors authorized a continuation of our cash dividend of $0.133 per share. In January 2010, the Board of Directors authorized a 97% increase in the annual dividend to $0.26 per share. In January 2011, the Board of Directors authorized a 31% increase in the annual dividend to $0.32 per share. The first quarterly dividend of $0.08 per share will be paid on April 15, 2011 to shareholders of record on March 31, 2011. Dividends paid, including dividends paid once per year to noncontrolling stockholders of Inter Parfums, S.A., aggregated $9.0 million, $5.7 million and $5.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. The cash dividends paid in 2010 represented a small part of our cash position and the dividends for 2011 are not expected to have any significant impact on our financial position.

We believe that funds provided by or used in operations can be supplemented by our present cash position and available credit facilities, so that they will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2010.

CONTRACTUAL OBLIGATIONS

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations *($ in thousands)*.

Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-term debt [(2)]	$16,800	$11,600	$ 5,200	–	–
Captial lease obligations	–	–	–	–	–
Operating leases	29,700	6,900	8,200	$ 5,500	$9,100
Purchase obligations [(1)]	1,240,600	140,400	294,800	311,100	494,300
Other long-term liabilities reflected on the registrant's balance sheet under GAAP	–	–	–	–	–
Total	$1,287,100	$158,900	$308,200	$316,600	$503,400

[(1)] Consists of purchase commitments for advertising and promotional items, minimum royalty guarantees, including fixed or minimum obligations, and estimates of such obligations subject to variable price provisions. Future advertising commitments were estimated based on planned future sales for the license terms that were in effect at December 31, 2010, without consideration for potential renewal periods and do not reflect the fact that our distributors share our advertising obligations.

[(2)] Includes long-term debt and related interest costs including interest rate swap amounts. Interest due as the result of interest rate swaps is all at a fixed rate and is payable $0.21 million and $0.47 million in 2011 and 2012, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

GENERAL

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

FOREIGN EXCHANGE RISK MANAGEMENT

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a currency other than our functional currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash

flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

At December 31, 2010, we had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $38.9 million and GB pounds 5.5 million which all have maturities of less than one year. We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote.

INTEREST RATE RISK MANAGEMENT

We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into an interest rate swap in September 2007 on €22 million of debt, effectively exchanged the variable interest rate of 0.6% above the three month EURIBOR to a fixed rate of 4.42%. The remaining balance owed pursuant to this facility as of December 31, 2010 was €7.7 million. This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our independent auditor, WeiserMazars LLP, a registered public accounting firm, has issued its report on its audit of our internal control over financial reporting. This report appears below.

Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors

Russell Greenberg
Executive Vice President
and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF INTER PARFUMS, INC

We have audited Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of the changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Inter Parfums, Inc. as of December 31, 2010 and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for the year ended December 31, 2010 and our report dated March 8, 2011 expressed an unqualified opinion thereon.

WeiserMazars LLP

WeiserMazars LLP

New York, New York
March 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheet of Inter Parfums, Inc. and subsidiaries as of December 31, 2010, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income and cash flows for the year ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2010 and the results of their operations and their cash flows for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2011 expressed an unqualified opinion thereon.

WeiserMazars LLP

WeiserMazars LLP

New York, New York
March 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BOARD OF DIRECTORS AND SHAREHOLDERS
INTER PARFUMS, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheet of Inter Parfums, Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Mazars LLP

Mazars LLP

New York, New York
March 10, 2010

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31	
	2010	2009
ASSETS		
Current assets:		
Cash and cash equivalents	$37,548	$100,467
Short-term investments	49, 391	—
Accounts receivable, net	97,593	101,334
Inventories	109,840	85,428
Receivables, other	3,688	3,229
Other current assets	4,635	8,090
Deferred tax assets	7,230	4,088
Total current assets	309,925	302,636
Equipment and leasehold improvements, net	11,207	9,191
Trademarks, licenses and other intangible assets, net	111,402	101,799
Goodwill	3,654	3,927
Other assets	1,917	1,535
Total assets	$438,105	$419,088
LIABILITIES AND EQUITY		
Current liabilities:		
Loans payable – banks	$5,250	$5,021
Current portion of long-term debt	11,090	11,732
Accounts payable - trade	52,694	48,138
Accrued expenses	47,413	37,440
Income taxes payable	7,905	1,646
Dividends payable	1,979	996
Total current liabilities	126,331	104,973
Deferred tax liability	6,789	8,840
Long-term debt, less current portion	5,039	17,862
Commitments and contingencies		
Inter Parfums, Inc. shareholders' equity:		
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; none issued		
Common stock, $0.001 par value. Authorized 100,000,000 shares; outstanding 30,445,881 and 30,171,952 shares, at December 31, 2010 and 2009, respectively	30	30
Additional paid-in capital	48,887	45,126
Retained earnings	205,453	186,611
Accumulated other comprehensive income	14,757	28,022
Treasury stock, at cost, 10,009,492 and 10,056,966 common shares at December 31, 2010 and 2009, respectively	(34,151)	(33,043)
Total Inter Parfums, Inc. shareholders' equity	234,976	226,746
Noncontrolling interest	64,970	60,667
Total equity	299,946	287,413
Total liabilities and equity	$438,105	$419,088

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

		Year Ended December 31	
	2010	2009	2008
Net sales	$460,411	$409,464	$446,124
Cost of sales	186,401	175,296	191,915
Gross margin	274,010	234,168	254,209
Selling, general, and administrative expenses	217,574	187,690	202,264
Impairment of goodwill	—	1,677	936
Income from operations	56,436	44,801	51,009
Other expenses (income):			
Interest expense	2,116	2,647	4,940
(Gain) loss on foreign currency	2,132	(3,212)	1,380
Interest and dividend income	(1,652)	(982)	(1,745)
	2,596	(1,547)	4,575
Income before income taxes	53,840	46,348	46,434
Income taxes	18,165	16,190	16,312
Net income	35,675	30,158	30,122
Less: Net income attributable to the noncontrolling interest	9,082	7,791	6,357
Net income attributable to Inter Parfums, Inc.	$26,593	$22,367	$23,765
Net income attributable to Inter Parfums, Inc. common shareholders':			
Basic	$0.88	$0.74	$0.78
Diluted	$0.87	$0.74	$0.77
Weighted average number of shares outstanding:			
Basic	30,360,602	30,099,998	30,621,070
Diluted	30,481,991	30,121,077	30,777,985
Dividends declared per share	$0.26	$0.133	$0.133

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Common Stock Outstanding		Additional Paid - In
	Shares	Amount	Capital
Balance – January 1, 2008	30,798,212	$31	$40,023
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $988	33,150	–	1,260
Stock compensation	–	–	452
Purchase of subsidiary shares from noncontrolling interest	–	–	–
Sale of subsidiary shares to noncontrolling interest	–	–	215
Purchased treasury shares	(662,423)	(1)	–
Balance – December 31, 2008	30,168,939	30	41,950
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Reclassification from OCI into earnings, net	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options including income tax benefit of $692	243,600	–	2,711
Stock compensation	–	–	510
Sale of subsidiary shares to noncontrolling interest	–	–	(45)
Purchased treasury shares	(108,100)	–	–
Shares received as proceeds of option exercises	(132,487)	–	–
Balance – December 31, 2009	30,171,952	30	45,126
Comprehensive income:			
Net income	–	–	–
Foreign currency translation adjustments	–	–	–
Net derivative instrument gain, net of tax	–	–	–
Dividends	–	–	–
Shares issued upon exercise of stock options and warrants including income tax benefit of $520	376,455	–	4,012
Stock compensation	–	–	597
Purchase of subsidiary shares to noncontrolling interest	–	–	(2,087)
Sale of subsidiary shares to noncontrolling interest	–	–	1,239
Shares received as proceeds of option exercises	(102,526)	–	–
Balance – December 31, 2010	30,455,881	$30	$48,887

(See accompanying notes to consolidated financial statements.)

Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Noncontrolling Interest	Total
$147,995	$30,955	9,303,956	$(26,344)	$ 53,925	$246,585
23,765	–	–	–	6,357	30,122
–	(9,755)	–	–	(2,888)	(12,643)
–	4,315	–	–	1,514	5,829
(4,039)	–	–	–	(1,735)	(5,774)
–	–	–	–	–	1,260
304	–	–	–	134	890
–	–	–	–	(8,462)	(8,462)
–	–	–	–	2,463	2,678
–	–	662,423	(4,975)		(4,976)
168,025	25,515	9,966,379	(31,319)	51,308	255,509
22,367	–	–	–	7,791	30,158
–	6,789	–	–	1,978	8,767
–	(4,423)	–	–	(1,499)	(5,922)
–	141	–	–	32	173
(3,974)	–	–	–	(1,716)	(5,690)
–	–	(150,00)	476	–	3,187
193	–	–	–	102	805
–	–	–	–	2,671	2,626
–	–	108,100	(631)	–	(631)
–	–	132,487	(1,569)	–	(1,569)
186,611	28,022	10,056,966	(33,043)	60,667	287,413
26,593	–	–	–	9,082	35,675
–	(13,348)	–	–	(4,436)	(17,784)
–	83	–	–	74	157
(7,901)	–	–	–	(2,048)	(9,949)
–	–	(150,000)	493	–	4,505
150	–	–	–	52	799
–	–	–	–	(2,508)	(4,595)
–	–	–	–	4,087	5,326
–	–	102,526	(1,601)	–	(1,601)
$205,453	$14,757	10,009,492	$(34,151)	$64,970	$299,946

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except share and per share data)

	Year Ended December 31		
	2010	2009	2008
Net income	$35,675	$30,158	$30,122
Other comprehensicve income:			
Net derivative instrument gain, net of tax	157	173	5,829
Recalssificatin from OCI into earnings, net	—	(5,922)	—
Translation adjustments, net of tax	(17,784)	8,767	(12,643)
	(17,627)	3,018	(6.814)
Comprehensive income	18,048	33,176	23,308
Comprehensive income attributable to noncontrolling interests:			
Net income	9,082	7,791	6,357
Net derivative instrument gain, net of tax	74	32	1,514
Recalssificatin from OCI into earnings, net	—	(1,499)	—
Translation adjustments, net of tax	(4,436)	1,978	(2,888)
	4,720	8,302	4,983
Comprehensive income attributable to to Inter Parfums, Inc.	$13,328	$24,874	$18,325

(See accompanying notes to consolidated financial statements.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Year Ended December 31		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$35,675	$30,158	$30,122
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,188	10,963	9,925
Impairment of goodwill and trademark	—	2,213	936
Provision for doubtful accounts	3,127	1,394	148
Noncash stock compensation	895	947	1,119
Deferred tax (benefit) provision	(4,558)	(3,079)	4,118
Change in fair value of derivatives	(362)	(861)	1,759
Changes in:			
Accounts receivable	(5,915)	20,912	(8,768)
Inventories	(29,110)	40,628	(23,285)
Other assets	2,127	(4,841)	4,010
Accounts payable and accrued expenses	20,804	(18,900)	(18,051)
Income taxes payable, net	5,974	5,106	(8,461)
Net cash provided by (used in) operating activities	37,845	84,640	(6,428)
Cash flows from investing activities:			
Purchases of short-term investments	(112,495)	—	(5,144)
Proceeds from sale of short-term investments	63,510	—	5,144
Purchase of equipment and leasehold improvements	(6,085)	(5,526)	(3,803)
Payment for intangible assets acquired	(22,209)	(775)	(1,095)
Net cash used in investing activities	(77,279)	(6,301)	(4,898)
Cash flows from financing activities:			
Proceeds from (repayment of) loans payable – banks	254	(9,005)	7,089
Repayment of long-term debt	(10,865)	(12, 408)	(16,292)
Purchase of treasury stock	(106)	(660)	(4,975)
Proceeds from exercise of options and warrants including tax benefits	3,009	1,648	1,260
Proceeds from sale of stock of subsidiary	5,326	2,658	2,695
Payment for acquisition of noncontrolling interests	(4,595)	—	(18,493)
Dividends paid	(6,918)	(3,974)	(4,069)
Dividends paid to noncontrolling interests	(2,048)	(1,716)	(1,735)
Net cash used in financing activities	(15,943)	(23,457)	(34,520)
Effect of exchange rate changes on cash	(7,542)	3,181	(1,784)
Net Increase (decrease) in cash and cash equivalents	(62,919)	58,063	(47,630)
Cash and cash equivalents – beginning of year	100,467	42,404	90,034
Cash and cash equivalents – end of year	$ 37,548	$100,467	$42,404
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 2,297	$ 2,633	$ 3,894
Income taxes	14,944	13,085	13,311

(See accompanying notes to consolidated financial statements.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) The Company and it's Significant Accounting Policies

BUSINESS OF THE COMPANY

Inter Parfums, Inc. and its subsidiaries ("the Company") are in the fragrance business, and manufacture and distribute a wide array of fragrances and fragrance related products.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses. Revenues generated from one such license represented 53%, 57% and 56% of net sales in 2010, 2009 and 2008, respectively.

BASIS OF PREPARATION

The consolidated financial statements include the accounts of the Company, including 74% owned Inter Parfums, S.A. ("IPSA"), a subsidiary whose stock is publicly traded in France. In June 2008, IPSA formed a wholly-owned subsidiary, Inter Parfums (Suisse) SA, to hold and manage certain of its brand names and in 2010 IPSA formed two wholly-owned subsidiaries, Interparfums Singapore Pte. Ltd., and Interparfums Luxury Brands, Inc., an Asian sales and marketing office and a U.S. distribution company, respectively. All material intercompany balances and transactions have been eliminated.

Management makes assumptions and estimates to prepare financial statements in conformity with accounting principles generally accepted in the United States of America. Those assumptions and estimates directly affect the amounts reported and disclosures included in the Consolidated Financial Statements. Actual results could differ from those assumptions and estimates. Significant estimates for which changes in the near term are considered reasonably possible and that may have a material impact on the financial statements are disclosed in these notes to the Consolidated Financial Statements.

FOREIGN CURRENCY TRANSLATION

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

CASH AND CASH EQUIVALENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

SHORT-TERM INVESTMENTS

From time to time, the Company has short-term investments which consist of certificates of deposit with maturities greater than three months. The Company monitors concentrations of credit risk associated with financial institutions with which the Company conducts significant business. The Company believes our credit risk is minimal, as the Company primarily conducts business with large, well-established financial institutions.

ACCOUNTS RECEIVABLE

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances which are estimated to be uncollectible aggregating $5.9 million and $2.4 million as of December 31, 2010 and 2009, respectively. Accounts receivable balances are written off against the allowance for doubtful accounts when they become uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

INVENTORIES

Inventories, including promotional merchandise, only includes inventory considered saleable or usable in future periods, and is stated at the lower of cost or market, with cost being determined on the first-in, first-out method. Cost components include raw materials, components, direct labor and overhead (e.g., indirect labor, utilities, depreciation, purchasing, receiving, inspection and warehousing) as well as inbound freight. Promotional merchandise is charged to cost of sales at the time the merchandise is shipped to the Company's customers. Overhead included in inventory aggregated, $3.0 million, $2.3 million and $4.1 million as of December 31, 2010, 2009 and 2008, respectively.

DERIVATIVES

All derivative instruments are recorded as either assets or liabilities and measured at fair value. The Company uses derivative instruments to principally manage a variety of market risks. For derivatives designated as hedges of the exposure to changes in fair value of the recognized asset or liability or a firm commitment (referred to as fair value hedges), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to include in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. For our cash flow

hedges, the effective portion of the derivative's gain or loss is initially reported in equity (as a component of accumulated other comprehensive income) and is subsequently reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion of the gain or loss of a cash flow hedge is reported in earnings immediately. The Company also holds certain instruments for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, the changes in their fair value are also recorded in earnings immediately.

EQUIPMENT AND LEASEHOLD IMPROVMENTS

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. Other indefinite-lived intangible assets principally consist of trademarks. Goodwill and other indefinite-lived intangible assets are not amortized.

The Company evaluates goodwill and indefinite-lived intangible assets for impairment at least annually during the fourth quarter, or more frequently when events occur or circumstances change, such as an unexpected decline in sales, that would more likely than not (i) reduce the fair value of the reporting unit below its fair value or (ii) indicate that the carrying value of an indefinite-lived intangible asset may not be recoverable. Impairment of goodwill is evaluated using a two step process. The first step involves a comparison of the estimated fair value of the reporting unit to the carrying value of that unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the second step of the process involves comparison of the implied fair value of goodwill (based on industry purchase and sale transaction data) with its carrying value. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized as an amount equal to the excess.

Testing goodwill for impairment requires us to estimate the fair value of the reporting unit using significant estimates and assumptions. The assumptions the Company makes will impact the outcome and ultimate results of the testing. In making our assumptions and estimates, the Company uses industry accepted valuation models and set criteria that are reviewed and approved by management and, in certain instances, the Company engages third party valuation specialists to advise us.

For indefinite-lived intangible assets, the evaluation requires a comparison of the estimated fair value of the asset to the carrying value of the asset. To determine fair value of indefinite-lived intangible assets, the Company uses an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, impairment is recorded.

Intangible assets subject to amortization are evaluated for impairment testing whenever events or changes in circumstances indicate that the carrying amount of an amortizable intangible asset may not be recoverable. If impairment indicators exist for an amortizable intangible asset, the undiscounted future cash flows associated with the expected service potential of the asset are compared to the carrying value of the asset. If our projection of undiscounted future cash flows is in excess of the carrying value of the intangible asset, no impairment charge is recorded. If our projection of undiscounted future cash flows is less than the carrying value of the intangible asset, an impairment charge would be recorded to reduce the intangible asset to its fair value.

CONCENTRATION OF CREDIT RISK

The Company is a worldwide manufacturer, marketer and distributor of fragrance and fragrance related products. Domestic and international sales are made to third party distributors or direct to department stores, perfumeries and specialty retailers. The Company grants credit to all qualified customers and does not believe it is exposed significantly to any undue concentration of credit risk.

The Company's largest customer was its former U.S. prestige fragrance distributor which accounted for 8%, 11% and 12% of consolidated net sales in 2010, 2009 and 2008, respectively. In 2010, the Company formed a wholly-owned U.S. subsidiary which took over such distribution in the U.S. beginning January 1, 2011.

REVENUE RECOGNITION

Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges. All shipping and handling costs, which aggregated $5.3 million, $5.0 million and $6.2 million in 2010, 2009 and 2008, respectively, are included in selling, general and administrative expenses in the consolidated statements of income.

PAYMENTS TO CUSTOMERS

The Company records revenues generated from purchase with purchase promotions as sales and the costs of its purchase with purchase and gift with purchase promotions as cost of sales. Certain other incentive arrangements require the payment of a fee to customers based on their attainment of pre-established sales levels. These fees have been recorded as a reduction of net sales.

ADVERTISING AND PROMOTION

Advertising and promotional costs are expensed as incurred and recorded as a component of cost of goods sold (in the case of free goods given to customers) or selling, general and administrative expenses. Advertising and promotional costs included in selling, general and administrative expenses were $69.2 million, $55.8 million and $65.8 million for 2010, 2009 and 2008, respectively. Costs relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales aggregated $30.2 million, $29.8 million and $34.3 million in 2010, 2009 and 2008, respectively. Accrued expenses include approximately $14.7 million and $9.2 million in advertising liabilities as of December 31, 2010 and 2009, respectively.

PACKAGE DEVELOPMENT COSTS

Package development costs associated with new products and redesigns of existing product packaging are expensed as incurred.

OPERATING LEASES

The Company recognizes rent expense from operating leases with various step rent provisions, rent concessions and escalation clauses on a straight-line basis over the applicable lease term. The Company considers lease renewals in the useful life of its leasehold improvements when such renewals are reasonably assured. In the event the Company receives capital improvement funding from its landlord, these amounts are recorded as deferred liabilities and amortized over the remaining lease term as a reduction of rent expense.

LICENSE AGREEMENTS

The Company's license agreements provide the Company with worldwide rights to manufacture, market and sell fragrance and fragrance related products using the licensors' trademarks. The licenses typically have an initial term of approximately 5 years to 15 years, and are potentially renewable subject to the Company's compliance with the license agreement provisions. The remaining terms, including the potential renewal periods, range from approximately 2 years to 15 years. Under each license, the Company is required to pay royalties to the licensor, at least annually, based on net sales to third parties.

Most of the Company's licenses were entered into to create additional business. In some cases, the Company may pay an entry fee to acquire, or enter into, a license where the licensor or another licensee was operating a pre-existing fragrance business. In those cases, the entry fee is capitalized as an intangible asset and amortized over its useful life.

Certain license agreements may require minimum royalty payments, incremental royalties based on net sales levels and minimum spending on advertising and promotional activities. Royalty expenses are accrued in the period in which net sales are recognized while advertising and promotional expenses are accrued at the time these costs are incurred.

In addition, the Company is exposed to certain concentration risk. Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses.

INCOME TAXES

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. The net deferred tax assets assume sufficient future earnings for their realization, as well as the continued application of currently anticipated tax rates. Included in net deferred tax assets is a valuation allowance for deferred tax assets, where management believes it is more-likely-than-not that the deferred tax assets will not be realized in the relevant jurisdiction. If the Company determines that a deferred tax asset will not be realizable, an adjustment to the deferred tax asset will result in a reduction of net earnings at that time.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no uncertain tax position at December 31, 2010. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as a component of the provision for income taxes. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2010.

ISSUANCE OF COMMON STOCK BY CONSOLIDATED SUBSIDIARY

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold, is reflected as an equity adjustment in the consolidated balance sheets.

TREASURY STOCK

The Board of Directors may authorize share repurchases of the Company's common stock (Share Repurchase Authorizations). Share repurchases under these authorizations may be made through open market transactions, negotiated purchase or otherwise, at times and in such amounts within the parameters authorized by the Board. Shares repurchased under Share Repurchase Authorizations are held in treasury for general corporate purposes, including issuances under various employee stock option plans. Treasury shares are accounted for under the cost method and reported as a reduction of Equity. Share Repurchase Authorizations may be suspended, limited or terminated at any time without notice.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures (ASC Topic 820): Improving Disclosures about Fair Value Measurements" which amends ASC Subtopic 820, "Fair Value Measurements and Disclosures" ("ASU 2010-06") to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The new disclosure and clarifications of existing disclosures are effective for interim and annual periods beginning after December 31, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward activity in Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010 and are not expected to have a material impact on the Company's consolidated financial statements. The adoption of the applicable provisions of this guidance did not have a material impact on the Company's consolidated financial statements.

There are no other new accounting pronouncements issued but not yet adopted that would have a material effect on our consolidated financial statements.

RECLASSIFICATIONS

For the 2009 period, the Company reclassified $2.0 million of foreign currency translation adjustments originally included as an increase to comprehensive income of Inter Parfums, Inc., to the noncontrolling interest. There was no effect on the consolidated statements of income or per share amounts. As of December 31, 2009, the balance sheet effect of this reclassification is a decrease in accumulated other comprehensive income attributable to Inter Parfums, Inc. and a corresponding increase in noncontrolling interest.

Certain prior year amounts in the accompanying consolidated statements of cash flows have been reclassified to conform to current period presentation. More specifically, proceeds from sale of stock of subsidiary and payments for acquisition of noncontrolling interests have been reclassified from net cash provided by (used in) investing activities to net cash provided by (used in) financing activities.

(2) Recent Agreements

BURBERRY

In December 2010, the Company entered into an amendment to the Burberry license agreement dated October 12, 2004 (the "License Agreement"). The amendment extends the term of the License Agreement for one year until December 31, 2017, and also extends for one year the time to exercise the five-year optional term of the License Agreement that requires the mutual consent of the Company and Burberry, which now must be exercised, if at all, prior to December 31, 2015. If the optional term is exercised, then the License would expire on December 31, 2022. The amendment also extends the time for Burberry to exercise its right to buy back the license for one year from December 31, 2011 to December 31, 2012.

Burberry has not exercised any buy back options to date. As previously disclosed, if Burberry were to buy back the license, then the purchase price will be the greater of the then fair market value of the unexpired term of the license or 70% of 2010 net wholesale sales of Burberry products.

BOUCHERON

In December 2010, the Company entered into an exclusive worldwide license agreement with Boucheron Parfums SAS to create, produce and distribute perfumes and ancillary products under the Boucheron brand. Our rights under such license agreement, which took effect on January 1, 2011 and runs through December 31, 2025, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company also paid an upfront entry fee of €15 million (approximately $20 million) for this license, and purchased the inventory of the former licensee for €1.7 million (approximately $2.3 million).

NINE WEST

In July 2010, the Company entered into an exclusive worldwide license agreement with Nine West Development Corporation for the creation, production, marketing and global distribution of women's fragrances under the Nine West brand. The agreement, which runs through December 31, 2016, contains a provision for further renewal if certain conditions are met. The agreement also provides for direct sales to Nine West retail stores in the United States, as well as a licensing component, enabling us to sell women's fragrances to better department stores and specialty retailers worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

BETSEY JOHNSON

In July 2010, the Company entered into an exclusive worldwide agreement with Betsey Johnson LLC under which the Company will design, manufacture and sell fragrance, color cosmetics as well as other personal care products across a broad retail spectrum. The agreement, which runs through December 31, 2015 with a five year optional term if certain conditions are met, encompasses both direct sales to global Betsey Johnson stores and e-commerce site, as well as a licensing component, enabling us to sell these fragrance and beauty products to specialty and department stores as well as other retail outlets worldwide. Our rights under such license agreement are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry.

MONTBLANC

In January 2010, the Company entered into an exclusive worldwide license agreement with Montblanc International GmbH to create, produce and distribute perfumes and ancillary products under the Montblanc brand. Our rights under such license agreement, which took effect on July 1, 2010 and runs through December 31, 2020, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. The Company also paid an upfront entry fee of €1 million (approximately $1.4 million) for this license, purchased the inventory of the former licensee for €4 million (approximately $5.7 million).

JIMMY CHOO

In October 2009, The Company entered into an exclusive worldwide license agreement with J Choo Limited, which commenced on January 1, 2010, for the creation, development and distribution of fragrances under the Jimmy Choo brand. Our rights under such license agreement, which runs through 2022, are subject to certain minimum sales, advertising expenditures and royalty payments as are customary in our industry. A member of the Company's Board of Directors is also a member of the Board of Directors of J Choo Limited.

GAP INC.

Our association with The Gap Inc. began in July 2005, when the Company entered into an exclusive agreement to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. In April 2008, the Company expanded our relationship with The Gap Inc. with the signing of a licensing agreement for international distribution of personal care products through Gap and Banana Republic stores as well as select specialty and department stores outside the United States, including duty-free and other travel related retailers.

The initial term of the agreement with The Gap Inc. expired on August 31, 2009, and the Company had entered into a series of short-term extension agreements to continue the relationship as it previously existed while the Company was in discussions with The Gap Inc. for a formal extension of the agreement. In March 2010, the Company signed a new specialty retail agreement with The Gap, Inc. covering the Gap and Banana Republic brands in the United States and Canada with terms and conditions similar to those of the original agreement. This new agreement and our international licensing agreement expire December 31, 2011. The Company is currently in discussion with The Gap Inc. on potential renewals of the agreements, however, no assurance can be given that such agreements will be renewed or what the terms of such renewal might be.

As an inducement to enter into the initial agreement with The Gap, Inc., in July 2005, the Company granted a five year warrant to purchase 150,000 shares of our common stock to The Gap Inc. at $16.80 per share, and in September 2006 the Company granted The Gap Inc. an additional five year warrant for 150,000 shares of our common stock exercisable at $11.46 per share. The fair market value of the warrants granted aggregated approximately $1.7 million and was determined on the date of the first grant using the Black-Scholes option pricing model. Such amount was capitalized as an intangible asset and amortized over the initial term of the agreement. Such amortization is included in selling, general and administrative expenses in the accompanying consolidated financial statements.

In May 2010, the Company received proceeds of $1.7 million upon the exercise of 150,000 of the warrants and in July 2010 the remaining 150,000 expired unexercised.

bebe STORES, INC.

In July 2008, the Company entered into an exclusive six-year worldwide agreement with bebe Stores, Inc. under which the Company designs, manufactures and supplies fragrance, bath and body products and color cosmetics for company-owned bebe stores in the United States and Canada as well as select specialty and department stores worldwide.

(3) Acquisition of Noncontrolling Interests

In 2008, the Company acquired an additional 3.6% interest in IPSA, our majority-owned French subsidiary, from its noncontrolling shareholders for cash of approximately $18.5 million.

The allocation of the purchase price was as follows:

	2008
Trademarks	$15,458
Noncontrolling interests	8,356
Deferred tax liability	(5,321)
Total	$18,493

The acquisition was accounted for under the purchase method. Beginning in 2009, all changes in our ownership interest in majority owned subsidiaries are accounted for as equity transactions. As of December 31, 2010, our ownership interest in IPSA is approximately 74%.

(4) Inventories

	Year Ended December 31	
	2010	2009
Raw materials and component parts	$ 40,809	$ 29,052
Finished goods	69,031	56,376
	$109,840	$ 85,428

(5) Fair Value of Financial Instruments

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Short-term investments	$49,391	–	$49,391	–
Foreign currency forward exchange contracts not accounted for using hedge accounted	1,024	–	1,024	–
	$50,415	–	$50,415	–
Liabilities:				
Interest rate swaps	$333	–	$333	–

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Foreign currency forward exchange contracts accounted for using hedge accounted	$5,620	–	$5,620	–
Liabilities:				
Interest rate swaps	$752	–	$752	–

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The fair value of the Company's long-term debt was estimated based on the current rates offered to companies for debts with the same remaining maturities and is approximately equal to its carrying value.

Foreign currency forward exchange contracts are valued based on quotations from financial institutions and the value of interest rate swaps are the discounted net present value of the swaps using third party quotes obtained from financial institutions.

(6) Derivative Financial Instruments

The Company enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the cash flows of the derivative instrument will effectively offset the change in the cash flows of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period and is based on the dollar offset methodology and excludes the portion of the fair value of the foreign currency forward exchange contract attributable to the change in spot-forward difference which is reported in current period earnings. Any hedge ineffectiveness is also recognized as a gain or loss on foreign currency in the income statement. For hedge contracts that are no longer deemed highly effective, hedge accounting is discontinued and gains and losses accumulated in other comprehensive income are reclassified to earnings. If it is probable that the forecasted transaction will no longer occur, then any gains or losses accumulated in other comprehensive income are reclassified to current-period earnings. Cash-flow hedges were highly effective, in all material respects.

The following table presents gains and losses in derivatives designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Location of Gain (Loss) Recognized in Income on Derivatives (Effective Portion)	Amount of Gain (Loss) Recognized in Income on Derivatives (Effective Portion) [(A)]	
	Year Ended December 31			*Year Ended December 31*			*Year Ended December 31*	
	2010	2009		2010	2009		2010	2009
Foreign exchange contracts	—	$(5,370)	Gain (loss) on foreign currency	—	$(2,792)	Gain (loss) on foreign currency	$(2,638)	$ 776

(A) The amount of gain (loss) recognized in income represents the amount excluded from the assessment of hedge effectiveness.

The following table presents gains and losses in derivatives not designated as hedges and the location of those gains and losses in the financial statements (in thousands):

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) recognized in Income on Derivative	*December 31* 2010	*December 31* 2009
Interest rate swaps	Interest Expense	$ 362	$ 85
Foreign exchange contracts	Gain (loss) on foreign currency	$ (86)	$ 77

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. The valuation of interest rate swaps resulted in a liability which is included in long-term debt on the accompanying balance sheets. The valuation of foreign currency forward exchange contracts not accounted for using hedge accounting in 2010 and 2009 resulted in an asset and are included in other current assets on the accompanying balance sheet. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity.

At December 31, 2010, the Company had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $38 million and GB pounds 5.5 million which all have maturities of less than one year.

(7) Equipment and Leasehold Improvements

	Year Ended December 31	
	2010	2009
Equipment	$ 26,778	$ 23,293
Leasehold Improvements	2,107	2,101
	28,885	25,394
Less accumilated depreciation and amortization	17,678	16,203
	$ 11,207	$ 9,191

Depreciation and amortization expense was $3.5 million, $4.3 million and $3.1 million for 2010, 2009 and 2008, respectively.

(8) Trademarks, Licenses and Other Intangible Assets

2010

	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$ 6,671	$ —	$ 6,671
Trademarks (finite lives)	51,680	134	51,546
Licenses (finite lives)	70,250	18,881	51,369
Other intagible assets (finite lives)	13,220	11,404	1,816
Subtotal	135,150	30,419	104,731
Total	$141,821	$ 30,419	$111,402

2009

	Gross Amount	Accumulated Amortization	Net Book Value
Trademarks (indefinite lives)	$ 6,864	$ —	$ 6,864
Trademarks (finite lives)	55,709	128	55,581
Licenses (finite lives)	52,909	15,418	37,491
Other intagible assets (finite lives)	15,043	13,180	1,863
Subtotal	123,661	28,726	94,935
Total	$ 130,525	$ 28,726	$ 101,799

In 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. No other impairment charges for trademarks with indefinite useful lives were required in 2010, 2009 and 2008. Amortization expense was $5.7 million, $6.7 million and $6.9 million for 2010, 2009 and 2008, respectively. Amortization expense is expected to approximate $6.7 million in 2011, $6.6 million in 2012 and $5.7 million in 2013, 2014 and 2015. The weighted average amortization period for trademarks, licenses and other intangible assets with finite lives are 14 years, 10 years and 2 years, respectively, and 11 years in the aggregate.

In connection with the purchase of the Lanvin brand names and trademarks in 2007, Lanvin has the right to repurchase the brand names and trademarks in 2025 for the greater of €70 million or one times the average of the annual sales for the years ending December 31, 2023 and 2024.

(9) Goodwill and Other Intangible Assets

The following tables present our assets and liabilities that are measured at fair value on a nonrecurring basis, and are categorized using the fair value hierarchy.

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2010

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,337	–	–	$2,337
Goodwill	$3,654	–	–	$3,654

FAIR VALUE MEASUREMENTS AT DECEMBER 31, 2009

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Description				
Trademark — Nickel	$2,586	–	–	$2,586
Goodwill	$3,927	–	–	$3,927

The goodwill and trademarks referred to above, relates to the Company's Nickel skin care business which is primarily a component of our European operations. As of December 31, 2009, the Company has measured fair value of goodwill to be equal to the average of purchase price indications received from several potential purchasers of the Nickel business. As a result, the carrying amount of the goodwill exceeded fair value resulting in an impairment loss of $1.7 million. The same evaluation was performed as of December 31, 2010 and no further impairment was noted. Accumulated impairment losses relating to goodwill aggregated $3.5 million as of December 31, 2010.

To determine fair value of indefinite-lived intangible assets, the Company uses an income approach, including the relief-from-royalty method. This method assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to obtain the rights to use the comparable asset. The relief-from-royalty calculations require us to make a number of assumptions and estimates concerning future sales levels, market royalty rates, future tax rates and discount rates. The Company uses this method to determine if an impairment charge is required relating to our Nickel brand trademarks. In 2009, an impairment charge relating to the Nickel trademark in the amount of $0.54 million was recorded. No impairment charge was required in 2010. The Company assumed a market royalty rate of 6% and a discount rate of 7.4%.

The fair values used in our evaluations are also estimated based upon discounted future cash flow projections using a weighted average cost of capital of 7.4%. The cash flow projections are based upon a number of assumptions, including, future sales levels and future cost of goods and operating expense levels, as well as economic conditions, changes to our business model or changes in consumer acceptance of our products which are more subjective in nature. The Company believes that the assumptions that the Company has made in projecting future cash flows for the evaluations described above are reasonable and currently no impairment indicators exist for our indefinite-lived assets other than the Nickel trademarks referred to above. However, if future actual results do not meet our expectations, the Company may be required to record an impairment charge, the amount of which could be material to our results of operations.

The cost of trademarks, licenses and other intangible assets with finite lives is being amortized by the straight line method over the term of the respective license or the intangible assets estimated useful life which range from three to seventeen years. If the residual value of a finite life intangible asset exceeds its carrying value, then the asset is not amortized. The Company reviews intangible assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Activity relating to the goodwill is as follows:

	Year Ended December 31	
	2010	2009
Balance - beginning of year	$ 3,927	$ 5,470
Effect of changes in foreign currency translation rates	(273)	134
Impairment loss	—	(1,677)
Balance - end of year	$ 3,654	$ 3,927

(10) Loans Payable – Banks

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling approximately $23 million. These credit lines bear interest at the three month EURIBOR plus 0.6% (the three month EURIBOR was 1.17% at December 31, 2010). Outstanding amounts totaled $5.2 million and $0.8 million at December 31, 2010 and 2009, respectively.

The Company and its domestic subsidiaries have available a $15 million unsecured revolving line of credit due on demand, which bears interest at the prime rate minus 0.5% (the prime rate was 3.25% as of December 31, 2010). The line of credit which has a maturity date of January 2, 2012 is expected to be renewed on an annual basis. There was no balance due as of December 31, 2010 and $4.2 million was outstanding at December 31, 2009.

The weighted average interest rate on short-term borrowings was 1.77% and 2.50% as of December 31, 2010 and 2009, respectively.

(11) Long-Term Debt

Long-term debt consists of the following:

	Year Ended December 31	
	2010	2009
18 million euro fixed rate facility at 4.1%, payable in 20 quarterly installments	$ 5,211	$11,011
22 million euro variable rate facility at three month EURIBOR plus 0.40%, payable in 20 equal quarterly installments	10,621	18,183
Other	297	400
	16,129	29,594
Less current maturities	11,090	11,732
Total	$ 5,039	$17,862

In connection with the 22 million euro variable rate facility, the Company entered into a swap transaction effectively exchanging the variable interest rate to a fixed rate of 4.42%. These derivative instruments are recorded at fair value and changes in fair value which aggregated a gain of $0.3 million and $0.1 million in 2010 and 2009, respectively, are reflected in interest expense on the consolidated statements of income.

Some of the Company's long-term debt facilities require the maintenance of certain financial covenants including a debt equity ratio of less than one and a debt to adjusted net income ratio of less than three. One facility contains cross default provisions by permitting acceleration of the debt if any affiliated company of the debtor defaults in any other debt facility, and the creditor of such other debt facility accelerates such debt and such affiliated debtor does not in good faith contest such default and acceleration. The Company is in compliance with all of the covenants and other restrictions of our debt agreements. Using December 31, 2010 exchange rates, maturities of long-term debt subsequent to December 31, 2010 are $11.1 million in 2011 and $5.0 million in 2012.

(12) Commitments

LEASES

The Company leases its office and warehouse facilities under operating leases which are subject to various step rent provisions, rent concessions and escalation clauses expiring at various dates through 2015. Escalation clauses are not material and have been excluded from minimum future annual rental payments. Rental expense, which is calculated on a straight-line basis, amounted to $10.6 million, $9.9 million and $9.9 million in 2010, 2009 and 2008, respectively. Minimum future annual rental payments are as follows:

2011	$ 6,939
2012	4,649
2013	3,581
2014	2,968
2015	2,514
Thereafter	9,137
	$29,788

LICENSE AGREEMENTS:

The Company is party to a number of license and other agreements for the use of trademarks and rights in connection with the manufacture and sale of its products expiring at various dates through 2025. In connection with certain of these license agreements, the Company is subject to minimum annual ad-

vertising commitments, minimum annual royalties and other commitments as follows:

2011	$140,364
2012	145,081
2013	149,748
2014	153,227
2015	157,916
Thereafter	494,321
	$1,240,657

Future advertising commitments are estimated based on planned future sales for the license terms that were in effect at December 31, 2010, without consideration for potential renewal periods. The above figures do not reflect the fact that our distributors share our advertising obligations. Royalty expense included in selling, general, and administrative expenses, aggregated $40.2 million, $35.5 million and $37.3 million, in 2010, 2009 and 2008, respectively.

(13) Equity

STOCK SPLIT:

In May 2008, the Board of Directors of the Company authorized a three-for-two stock split effected in the form of a 50% stock dividend distributed on May 30, 2008 to shareholders of record as of May 15, 2008. As a result of the stock split, the accompanying consolidated financial statements reflect an increase in the number of outstanding shares of common stock and the transfer of the par value of these additional shares from paid-in capital. All share and per share amounts for dates and periods prior to the split have been restated to reflect the retroactive effect of the stock split.

SHARE-BASED PAYMENTS:

The Company maintains a stock option program for key employees, executives and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans typically have a six-year term and vest over a four to five-year period. The fair value of shares vested in 2010 and 2009 aggregated $0.5 million and $0.4 million, respectively. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. It is generally the Company's policy to issue new shares upon exercise of stock options.

The following table sets forth information with respect to nonvested options for 2010:

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested options – beginning of year	480,598	$3.92
Nonvested options granted	120,200	5.59
Nonvested options vested or forfeited	119,955	3.98
Nonvested options – end of year	480,843	4.32

Share-based payment expenses decreased income before income taxes by $0.9 million in both 2010 and 2009 and $1.1 million in 2008, decreased net income by $0.55 million, $0.54 million and $0.62 million in 2010, 2009 and 2008, respectively, and reduced diluted earnings per share by $0.02 in 2010, 2009 and 2008.

The following table summarizes stock option activity and related information as of December 31, 2010 and does not include information relating to options of IPSA granted by IPSA, our majority- owned subsidiary

		Year Ended December 31
2010	Options	Weighted Average Exercise Price
Shares under option- beginning of year	920,825	$11.32
Options granted	120,200	18.64
Options exercised	(226,455)	10.00
Options cancelled	(6,950)	11.27
Shares under option- end of year	807,620	12.78

		Year Ended December 31
2009	Options	Weighted Average Exercise Price
Shares under option- beginning of year	1,138,375	$11.23
Options granted	100,550	11.90
Options exercised	(243,600)	10.24
Options cancelled	(74,500)	14.20
Shares under option- end of year	920,825	11.32

2008	Options	Year Ended December 31 Weighted Average Exercise Price
Shares under option-beginning of year	1,206,600	$12.29
Options granted	246,100	9.86
Options exercised	(33,150)	8.22
Options cancelled	(281,175)	14.92
Shares under option-end of year	1,138,375	11.23

At December 31, 2010, options for 823,075 shares were available for future grant under the plans. The aggregate intrinsic value of options outstanding is $4.9 million as of December 31, 2010 and unrecognized compensation cost related to stock options outstanding on Inter Parfums, Inc. common stock aggregated $1.7 million, which will be recognized over the next five years. The amount of unrecognized compensation cost related to stock options outstanding of our majority-owned subsidiary, IPSA, was 1.0 million euro. Options under IPSA plans vest four years after grant.

The weighted average fair values of the options granted by Inter Parfums, Inc. during 2010, 2009 and 2008 were $5.59, $4.40 and $3.36 per share, respectively, on the date of grant using the Black-Scholes option pricing model to calculate the fair value of options granted. The assumptions used in the Black-Scholes pricing model for the years ended December 31, 2010, 2009 and 2008 are set forth in the following table. Expected volatility is estimated based on historic volatility of the Company's common stock. The Company uses the simplified method in developing its estimate of the expected term of the option as historic data regarding employee exercise behavior is incomplete for the new vesting parameters recently instituted by the Company. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the grant of the option and the dividend yield reflects the assumption that the dividend payout as authorized by the Board of Directors would increase as the earnings of the Company and its stock price continue to increase.

	Year Ended December 31		
	2010	2009	2008
Weighted average expected stock-price volatility	39%	49%	41%
Weighted average expected option life	4.5 yrs	4.5 yrs	4.7 yrs
Weighted average risk-free interest rate	2.1%	2.6%	2.3%
Weighted average dividend yield	1.7%	2.0%	1.25%

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by IPSA, our majority-owned subsidiary whose stock is publicly traded in France. No options were granted by IPSA in 2008. The weighted average fair values of the options granted by IPSA during 2010 and 2009 were 6.55 euro per share and 4.27 euro per share, respectively, on the date of grant using the Black-Scholes option pricing model.

Cash proceeds, tax benefits and intrinsic value related to stock options exercised were as follows:

	Year Ended December 31		
	2010	2009	2008
Cash prodceeds from stock options exercised	$ 771	$ 956	$ 272
Tax benefits	520	692	988
Intinsic value of stock options exercised	1,195	407	158

The following table summarizes additional stock option information as of December 31, 2010:

	Options Outstanding		
Excercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$ 6.15 - $ 6.93	81,530	3.96 Years	31,940
11.30 - 11.41	155,775	3.08 Years	14,475
12.14 - 12.64	214,165	3.80 Years	92,675
13.10 - 13.45	237,450	1.97 Years	185,888
15.62	6,000	5.24 Years	—
18.00	3,000	2.41 Years	1,800
19.03	109,700	6.00 Years	—
Totals	807,620	3.44 Years	326,778

As of December 31, 2010 the weighted average exercise price of options exercisable was $12.27 and the weighted average remaining contractual life of options exercisable is 2.54 years. The aggregate intrinsic value of options exercisable at December 31, 2010 is $2.1 million.

The Chief Executive Officer and the President each exercised 75,000 outstanding stock options of the Company's common stock in both 2010 and 2009. The aggregate exercise prices of $1.5 million in both 2010 and 2009 were paid by them tendering to the Company in 2010 and 2009 an aggregate of 95,744 and 129,984 shares, respectively, of the Company's common stock, previously owned by them, valued at fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered in 2010 and 2009 an additional 6,782 and 2,503 shares, respectively, for payment of certain withholding taxes resulting from his option exercises.

TREASURY STOCK:

As of December 31, 2008, the Board of Directors of the Company authorized the repurchase of up to 1,031,863 shares of the Company's common stock. During 2009, the Company repurchased 108,100 shares of its common stock at an average price of $5.84 per common share.

DIVIDENDS:

The quarterly dividend of $2.0 million ($0.065 per share) declared in December 2010 was paid in January 2011. Furthermore, in January 2011 the Board of Directors of the Company authorized a 23% increase in the annual dividend to $0.32 per share. The first quarterly dividend of $0.08 per share will be paid on April 15, 2011 to shareholders of record on March 31, 2011.

(14) Net Income Attributable to Inter Parfums, Inc. Common Shareholders

Net income attributable to Inter Parfums, Inc. per common share ("basic EPS") is computed by dividing net earnings attributable to Inter Parfums, Inc. by the weighted-average number of shares outstanding. Net earnings attributable to Inter Parfums, Inc. per share assuming dilution ("diluted EPS"), is computed using the weighted average number of shares outstanding, plus the incremental shares outstanding assuming the exercise of dilutive stock options and warrants using the treasury stock method. All share and per share amounts for dates and periods prior to the stock split discussed in Note 13 have been restated to reflect the retroactive effect of the stock split. The reconciliation between the numerators and denominators of the basic and diluted EPS computations is as follows:

	Year Ended December 31		
	2010	2009	2008
Numerator:			
Net income attributable to Inter Parfums, Inc.	$26,593	$22,367	$23,765
Effect of dilutive securities of consolidated subsidiary	(86)	(18)	(99)
Numerator for diluted earnings per share	26,507	22,349	23,666
Denominator:			
Weighted average shares	30,360,602	30,099,998	30,621,070
Effect of dilutive securities: stock options and warrents	121,389	21,079	156,915
Denominator for diluted earnings per share	30,481,991	30,121,077	30,777,985
Earnings per share:			
Net income attributable to Inter Parfums, Inc. common shareholders:			
Basic	$0.88	$0.74	$0.78
Diluted	0.87	0.74	0.77

Not included in the above computations is the effect of antidilutive potential common shares which consist of outstanding options to purchase 154,160, 889,000, and 541,000 shares of common stock for 2010, 2009, and 2008, respectively, and outstanding warrants to purchase 81,250, 300,000 and 187,500 shares of common stock for 2010, 2009 and 2008, respectively.

(15) Segments and Geographic Areas

The Company manufactures and distributes one product line, fragrances and fragrance related products. The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are primarily conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of specialty retail and mass market fragrances.

Information on the Company's operations by segments is as follows:

SEGMENTS AND GEOGRAPHICAL AREAS

			Year Ended December 31
	2010	2009	2008
Net sales:			
United States	$55,535	$47,810	$59,657
Europe	404,876	361,662	389,009
Eliminations of intercompany sales	—	(8)	(2,542)
Total	$460,411	$409,464	$446,124
Net income attributable to Inter Parfums, Inc:			
United States	$769	$(178)	$1,960
Europe	25,803	22,482	21,862
Eliminations	21	63	(57)
Total	$26,593	$22,367	$23,765
Depreciation and amortization expense:			
United States	$582	$1,116	$1,283
Europe	8,606	9,847	8,642
Total	$9,188	$10,963	$9,925
Interest and dividend income:			
United States	$2	—	$4
Europe	1,650	$982	1,741
Total	$1,652	$982	$1,745
Interest expense:			
United States	$71	$177	$142
Europe	2,045	2,470	4,798
Total	$2,116	$2,647	$4,940
Income tax expense (benefit):			
United States	$596	$148	$1,087
Europe	17,554	15,996	15,263
Eliminations	15	46	(38)
Total	$18,165	$16,190	$16,312
Total assets:			
United States	$40,896	$45,580	$56,320
Europe	398,547	382,628	380,058
Eliminations of investment in subsidiary	(1,338)	(9,120)	(11,241)
Total	$438,105	$419,088	$425,137
Additions to long-lived assets:			
United States	$305	$190	$479
Europe	27,990	6,111	19,877
Total	$28,295	$6,301	$20,356
Total long-lived assets:			
United States	$5,335	$5,612	$6,537
Europe	120,929	109,305	111,525
Total	$126,264	$114,917	$118,062
Deferred tax assets:			
United States	$1,580	$1,399	$586
Europe	5,650	2,689	2,802
Total	$7,230	$4,088	$3,388

SEGMENTS AND GEOGRAPHICAL AREAS *continued*

United States export sales were approximately $25.7 million, $14.0 million and $22.5 million in 2010, 2009 and 2008, respectively. Consolidated net sales to customers by region are as follows:

		Year Ended December 31	
	2010	2009	2008
North America	$91,200	$96,800	$108,600
Europe	211,800	184,900	204,100
Central and South America	41,900	29,300	38,000
Middle East	45,500	42,300	39,200
Asia	66,500	53,600	53,000
Other	3,500	2,600	3,200
Total	$460,400	$409,500	$446,100

Consolidated net sales to customers in major countries is as follows:

	2010	2009	2008
United States	$86,000	$88,000	$101,000
United Kingdom	35,000	31,000	25,000
France	37,000	37,000	38,000

(16) Income Taxes

The Company or its subsidiaries file income tax returns in the U.S. federal, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2006. The French Tax Authorities commenced an examination of the French subsidiary's income tax returns for 2006 through 2008 in the first quarter of 2010 that was completed early 2011. As of December 31, 2010, no significant adjustments were reported by the French Tax Authorities on the subsidiary's income tax positions. Management is currently evaluating those proposed adjustments and if accepted, the Company does not anticipate the adjustments would result in a material change to its financial position.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company did not recognize any increase in the liability for unrecognized tax benefits and has no uncertain tax position at December 31, 2010. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties as a component of the provision for income taxes. No interest or penalties were recognized during the periods presented and there is no accrual for interest and penalties at December 31, 2010.

The components of income before income taxes consist of the following:

		Year Ended December 31	
	2010	2009	2008
U.S. operations	$ 1,364	$ (30)	$ 3,047
Foreign operations	52,476	46,378	43,387
Total	$53,840	$46,348	$46,434

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year Ended December 31		
	2010	2009	2008
Current:			
Federal	$515	$280	$ 56
State and local	112	119	86
Foreign	22,096	18,870	12,052
Total	22,723	19,269	12,194
Deferred:			
Federal	22	(260)	886
State and local	(53)	9	59
Foreign	(4,527)	(2,828)	3,173
Total	(4,558)	(3,079)	4,118
Total income tax expense:	$18,165	$16,190	$16,312

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31	
	2010	2009
Defered tax assets:		
State net operating loss carryforwards	$433	$508
Federal net operating loss carryforwards	—	150
Foreign net operating loss carryforwards	1,725	785
Alternative minimum tax credit carryforwards	514	282
Inventory and accounts receivable	372	817
Profit sharing	1,575	1,121
Stock option compensation	610	360
Effect of inventory profit elimination	3,605	1,011
Other	514	450
Total gross deferred tax assets	9,348	5,484
Valuation allowance	(2,118)	(1,396)
Net deferred tax assets	7,230	4,088
Deferred tax liabilities (long-term):		
Property, plant and equipment	(8)	(13)
Trademarks and licenses	(6,473)	(7,731)
Unrealized gains on hedging transactions	—	(995)
Other	(308)	(102)
Total deferred tax liabilities	(6,789)	(8,841)
Net deferred tax assets (liabilities)	$441	$(4,753)

At December 31, 2010 state net operating loss carry-forwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $7.2 million and for New Jersey tax purposes of approximately $5.2 million expire at various dates through 2012. Valuation allowances had been provided on the potential benefit of such state net operating loss carry-forwards as it was determined that future tax benefits from option compensation deductions might prevent the net operating loss carry-forwards from being fully utilized. In 2010, 2009 and 2008, $0.2 million, $0.6 million and $1.1 million, respectively of such valuation allowances were realized which are equal to the benefits realized from the utilization of net operating loss carry-forwards. The amount realized and any future realization of the valuation allowance is credited to additional paid-in capital.

In addition, valuation allowances of $0.9 million and $0.8 million have been provided in 2010 and 2009, respectively, against certain foreign net operating loss carry-forwards, as it was determined that future profitable operations from certain foreign subsidiaries might not be sufficient to realize the full amount of net operating loss carry-forwards recognized. In 2008, one of our foreign subsidiaries was merged into IPSA and as a result of the merger the Company recognized a tax benefit of $0.7 million from the utilization of certain foreign operating loss carry-forwards including those for which valuation allowances had been previously recorded.

No further valuation allowances have been provided as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes on $182 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2010 since the Company intends to reinvest most of these earnings in its foreign operations indefinitely and the Company believes it has sufficient foreign tax credits available to offset any potential tax on amounts that have been and are planned to be repatriated.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year Ended December 31		
	2010	2009	2008
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of Federal benefit	0.1	0.2	0.3
Effect of foreign taxes greater then (less then) U.S. statutory rates	(0.5)	0.6	1.0
Other	0.1	0.1	(0.2)
Effective rate	33.7%	34.9%	35.1%

(17) Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income consists of the following:

	Year Ended December 31		
	2010	2009	2008
Net derivative instruments, beginning of year	$130	$4,412	$97
Reclassification adjustment for gains included in net income	—	(4,423)	–
Gain (loss) on derivative instruments	83	141	4,315
Net derivative instruments, end of year	213	130	4,412
Cumulative translation adjustments, beginning of year	27,892	21,103	30,858
Translation adjustments	(13,348)	6,789	(9,755)
Cumulative translation adjustments, end of year	14,544	27,892	21,103
Accumulated other comprehensive income	$14,757	$28,022	$25,515

(18) Net Income Attributable to Inter Parfums, Inc. and Transfers from the Noncontrolling Interest

	Year Ended December 31		
	2010	2009	2008
Net income attributable to Inter Parfums, Inc.	$26,593	$22,367	$23,765
Increase (decrease) in Inter Parfums, Inc.'s additional paid-in capital for subsidiary share transactions	(848)	(45)	215
Change from net income attributable to Inter Parfums, Inc. and transfers from noncontrolling interest	$25,745	$22,322	$23,980

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Francois Heilbronn
Managing Partner M.M. Friedrich,
Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President
and Chief Executive Officer, Cosmair
Former President and Chief Executive
Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Co-founder of Sirius Equity, a retail
and branded luxury goods
investment company and Former
Chief Executive Officer,
Jimmy Choo Ltd.

Patrick Choël
Business Consultant and Former
President and Chief Executive Officer
Parfums Christian Dior
and the LVMH Perfume and
Cosmetics Division

Serge Rosinoer
Vice-Chairman
of the Supervisory Board,
Clarins S.A.
Former Chief Executive Officer
Clarins Group

EXECUTIVE OFFICERS:

Jean Madar
Chief Executive Officer,
and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the
Board of Directors, Inter Parfums, Inc.
Chief Executive Officer,
Inter Parfums, S.A.

Russell Greenberg
Executive Vice President,
and Chief Financial Officer
Inter Parfums, Inc.

Henry B. Clarke
President,
Inter Parfums USA, LLC
Specialty Retail Division

Philippe Santi
Executive Vice President
Director General Delegue
Inter Parfums, S.A.

Hugues de la Chevasnerie
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

CORPORATE INFORMATION:

Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176
Tel. (212) 983-2640
Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00
Fax: (1) 40-76-08-65

Auditors
WeiserMazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer
and Trust Company
59 Maiden Lane
New York, NY 10038

THE MARKET OF OUR COMMON STOCK

Our Company's common stock, $.001 par value per share, is traded on The Nasdaq Global Select Market under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

2010	High	Low
Fourth Quarter	$19.84	$16.66
Third Quarter	19.00	13.74
Second Quarter	17.77	13.74
First Quarter	16.00	11.37
2009	**High**	**Low**
Fourth Quarter	$13.48	$10.47
Third Quarter	12.69	6.88
Second Quarter	9.42	5.27
First Quarter	8.59	3.50

As of February 8, 2011 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 53. We believe there are approximately 2,300 beneficial owners of our common stock.

DIVIDENDS

In December 2008, our board of directors authorized the continuation of our cash dividend at the then rate of $.133 per share per annum, payable $.033 on a quarterly basis. In January 2010, our board of directors authorized a 97% increase in the Company's quarterly cash dividend to $.065 per share, or $.26 per share on an annual basis. In January 2011 our board of directors further increased the cash dividend from $.26 per share on an annual basis to $.32 per share on an annual basis. The first quarterly cash dividend for 2011 of $.08 per share is payable on April 15, 2011 to shareholders of record on March 31, 2011.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

FORM 10K

A copy of the company's 2010 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits) To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176 Attention: Corporate Secretary.

CORPORATE PERFORMANCE GRAPH

The following graph compares the performance for the periods indicated in the graph of our common stock with the performance of the Nasdaq Market Index and the average performance of a group of the Company's peer corporations consisting of: Alberto-Culver, Avon Products Inc., Blyth Inc., CCA Industries, Inc., Colgate-Palmolive Co., Elizabeth Arden, Inc., Estee Lauder Cosmetics, Inc., Inter Parfums, Inc., Kimberly Clark Corp., Natural Health Trends, Parlux Fragrances Inc., Physicians Formula Holdings, Revlon, Inc., Spectrum Brands, Inc., Stephan Company, Summer Infant, Inc., The Procter & Gamble Company and United Guardian, Inc. The graph assumes that the value of the investment in our common stock and each index was $100 at the beginning of the period indicated in the graph, and that all dividends were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Inter Parfums, Inc., The NASDEQ Composite Index and a Peer Group



INTER PARFUMS INC — NASDAQ COMPOSITE — PEER GROUP

*$100 INVESTED ON DECEMBER 31, 2005 IN STOCK OR INDEX, INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

Below is the list of the data points for each year that corresponds to the lines on the above graph

	12/05	12/06	12/07	12/08	12/09	12/10
Inter Parfums, Inc.	100.00	107.75	101.83	66.07	106.37	167.35
NASDAQ Composite	100.00	111.74	124.67	73.77	107.12	125.93
Peer Group	100.00	114.49	132.60	111.77	122.27	132.32

interparfums, inc.

551 FIFTH AVENUE NY, NY 10176
TEL: 212 983 2640 FAX: 212 983 4197
WWW.INTERPARFUMSINC.COM